SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CORPORATE TAXPAYERS REGISTER (CNPJ) No.: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

COMPANY REGISTER ID (NIRE) 53300000859

MINUTES OF THE 180th EXTRAORDINARY GENERAL MEETING HELD ON JANUARY 28, 2021

1. DATE, TIME AND VENUE: Held on January 28, 2021, at 2:00 PM, Brasília-DF time, with all those attending online through the WEBEX platform, pursuant to article 4, paragraph 28, sub-section I and article 21-C, paragraphs 2 and 3 of CVM Instruction No. 481 from December 17th, 2009.

2. CALL: The call notice was published pursuant to article 124 of Law 6,404/1976 from December 15, 1976 ("Corporations Act"), on the Federal Government's Official Gazette and on newspaper Jornal de Brasília on December 22, 23 and 28, 2020.

3. PUBLICATIONS AND DISCLOSURES: In addition to the provisions contained in item 2 above, the call notice and the Management Proposal were also published and disclosed online at the Company's website (www.eletrobras.com/ri/assembleiasacionistas) at that of the Brazilian Securities Exchange Commission - CVM (www.cvm.gov.br) and at that of B3 S/A – Brasil, Bolsa, Balcão (B3) (www.b3.com.br).

4. ATTENDEES: In attendance were the shareholders who participated through the online platform, including the representative of the Federal Government, Mr. Humberto Manoel Alves Afonso, designated by PGFN Ordinance No. 17 from 06/26/2019, published on the Federal Government's Official Gazette on 07/01/2019, and those submitting, pursuant to current legislation, a valid Remote Voting Ballot, with the quorum to open the meeting having shareholders representing 82.57% (eighty-two point fifty-seven percent) of the Company's voting capital stock. Said quorum to open the meeting fulfills the minimum of two thirds (2/3) of the capital stock with voting right, as provided for in article 135 of Law 6404/1976, to deliberate on the items in the agenda. The following were also in attendance, to provide clarifications and support to the board, Mrs. Patricia Valente Stierli and Thaís Marcia Fernandes Matano Lacerda, Chairperson and member of the Audit Committee, respectively; Mr. André de Avellar Torres, Legal Superintendent; Mr. Rafael Gusmão Rodrigues de Andrade, Manager of the Legal Controller's and Strategic Case Office; Mrs. Cristiane Vieira de Paiva and Luciana Mello Petrucio, lawyers for the Legal Controller's and Strategic Case Office; Mrs. Paula Prado Rodrigues Couto, Investor Relations Superintendent; Mr. Francisco de Assis Duarte de Lima - Market Relations Manager; Mrs. Camila Gualda Sampaio Araujo, Governance, Risk & Compliance Director; Mrs. Angela do Carmo Magalhães, Corporate Governance Manager, and Mrs. Dilma Maria Teodoro, Corporate Governance Analyst.

5. BOARD: Eletrobras' Chief Financial and Investor Relations Officer, ELVIRA BARACUHY CAVALCANTI PRESTA, pursuant to article 17, paragraph 8 of the Articles of Incorporation, chaired the meeting in lieu of the President of Eletrobras, WILSON PINTO FERREIRA JR., which

had Mr. José Eduardo Guimarães Barros, the Overall Legal Consultant, as vice-president, José Eduardo Guimarães Barros, according to Eletrobras' Executive Board Resolution No. 015/2021 from 01/18/2021, which had MARCELLA FUCHS SALOMÃO. as its secretary.

6. AGENDA:

Deliberate on the full amendment of the company's Articles of Incorporation, by means of amendment, inclusion, renumbering or exclusion of the following chapters, articles, items and paragraphs:

CHAPTER I

Article 1 Adjustment of wording, according to Eletrobras' guidelines.
Article 2 Excluding full wording of Article. 2 in force. Provisions already established in the Articles of Incorporation.
Article 2 Renumbering of Sole Paragraph to Article 2º. Adjustment of wording - including advisory committees, as already adjusted by the company.
Article 3 Inclusion of "branches". Possibility of opening offices and "branches" domestically or abroad.
Article 3 Paragraph 1 Including "trading". Excluding "or controlled companies." "Trading" is already stated in the corporate purpose, including to avoid limiting when addressing the association under Article 4º. Subsidiaries and controlled companies have the same meaning for the purposes of Law No. 13303/16.
Article 3 Paragraph 2 Excluding "or controlled companies".
Article 3, Paragraph 3, Excluding "controlled companies". Adjustment to conform the name of Authority Scope Policy to regulations that govern the approving authority levels of Eletrobras Companies.
Article 3 Paragraph 4 Excluding full wording of Paragraph 4 in force. This provision may be found under Article 3, Paragraph 2 of Decree No. 4559/2002.
Article 17 Paragraph 4 Renumbering Paragraph 5 as Paragraph 4.
Article 17 Paragraph 5 Renumbering Paragraph 6 as Paragraph 5. Adjustment to conform the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies.
Article 3 Paragraph 6 Inclusion of new Paragraph, according to Eletrobras' guidelines.
Article 3 Paragraph 7 Inclusion of new Paragraph, according to Eletrobras' guidelines.
Article 4 Item III - Excluding full wording of Item III, according to Eletrobras' guidelines. This provision may be found under Article 4, Item III of Decree 4559/2002.
Article 4 Item IV - Excluding full wording of Item IV. This provision may be found under Article 4, Item IV of Decree No. 4559/2002.
Article 4 Renumbering of Item V as Item III.
Article 4 Excluding full wording of Item VI. This provision may be found under Article 4, subsection VI of Decree No. 4559/2002.
Article 4 Excluding full wording of Item VII. This provision may be found under Article 4, subsection VII of Decree No. 4559/2002.
Article 4 Excluding full wording of Item VIII, according to Eletrobras' guidelines.
Article 4 Renumbering of Item IX as Item IV.

CHAPTER II - Adjustment in chapter title to cover SEST Template and new assignment.

Article 5 Replacement of the current wording for the full wording of SEST template, adjusted to Eletrobras.
Article 5 Paragraph 1 Inclusion of the full text of SEST template, adjusted to Eletrobras in Paragraph 1 and Items I and II.
Article 5 Paragraph 2 Inclusion of the full text of SEST template, adjusted to Eletrobras in Paragraph 2 and Items I and II.
Article 5 Paragraph 3 Inclusion of the full text of SEST template, adjusted to Eletrobras.
Article 5 I Excluding full wording of Item I. The provision in the head provision of Article 5 would already cover these specific activities connected to the public interest.
Article 5 II Reallocation of adjusted provisions in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items).
Article 5 III and IV Excluding the full wording of Items III and IV. The provisions in the head provision of Article 5 would already cover these specific activities connected to the public interest.
Article 5 V, VI, VII e VIII - Excluding full wording of Items V, VI, VII and VIII. Reallocation of adjusted provision in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items).
Article 6 Inclusion of new Article 6º. Provision included as a result of the exclusions of the Items of previous Article.
Article 7 Renumbering of Article 6 to Article 7 and adjustment of wording. The name of Code of Ethical Conduct and Integrity was updated. The full name of FCPA was included. Its abbreviated version was used in the sole paragraph, Item IV .
Article 7 Inclusion of sole paragraph, according to Eletrobras' guidelines.
Article 7 I Inclusion of new Item. Relocation of former Article 5, Item II, with adjustment of wording.
Article 7 II Inclusion of new Item. Relocation of former Article 5, Item VI, with simplification of wording.
Article 7 III Inclusion of new Item. Relocation of former Article 5, Item VII, with improvement of wording.
Article 7 IV Inclusion of new Item. Relocation of former Article 5, Item VIII, with updating of wording.
Article 7 VI Inclusion of new Item. Reinforcement of the Company's message about the migration trend towards the self-regulation process, especially to the best environmental, social, and governance practices.

CHAPTER III

Article 8 Renumbering of Article 6 to Article 8º.
Article 9 Renumbering of Article 8 to Article 9º.
Article 10 Renumbering of Article 9 to Article 10.
Article 11 Renumbering of Article 10 to Article 11.
Article 12 Renumbering of Article 11 to Article 12.
Article 12 Excluding full wording of Article 2 in force. Loss of position after extinction of bearer shares.
Article 12 Paragraph 1 Excluding full wording of Paragraph 1. The grouping interests are made by the company and brought to the interest of the meeting.
Article 12 Paragraph 2 Excluding full wording of Paragraph 2 in force. Provision in the applicable laws.

CHAPTER IV

Article 16 III Adjustment of wording. Provide for the possibility of compensanting an external member of the People Committee, according to the SEST template.
Article 16 Sole Paragraph - Inclusion of sole paragraph pursuant to item 3.2 of SEST template.
Article 17 Adjustment of wording. Adjusting the wording of Act 14030/20 and to CVM Instruction 481, as amended by CVM Instruction 622, dated April 17, 2020.
Article 17 I, III and V Adjustment of wording of Items I, III and V. Including "subsidiaries", excluding "controlled companies".
Article 17 VII and VIII Adjustment of wording of Items VII and VIII, according to Eletrobras' guidelines.
Article 17 XI Rectification of punctuation by changing ";" to "and".
Article 17 X Excluding full wording of Item X. Assignment provided for in Article 122, Item I of Law No. 6404/76.
Article 17 XI Excluding full wording of Item XI. Assignment provided for in Article 159 of Law No. 6404/76.
Article 17 XII Excluding full wording of Item XII. Assignment provided for in Article 122, Item VIII of Law No. 6404/76.
Article 17 XIII Excluding full wording of Item XIII. Legal assignment provided for in Article 122, Item VI of Law No. 6404/76.
Article 17 X Inclusion of a new Item, according to the instructions established in CVM's Guidance Opinion No. 38. Eletrobras' indemnity agreement is in line with the D&O agreement.
Article 17 Paragraph 1 Excluding full wording of Paragraph 1, according to Eletrobras' guidelines. The term established in this Paragraph 1 is of legal nature (Article 124, Paragraph 1, Item II of Law No. 6404/76). As a result of Eletrobras having its shares listed on the NYSE, a minimum term of 30 days between the first notice of meeting and the date of the Meeting is applied.
Article 17 Paragraph 1 Renumbering of Paragraph 2 as Paragraph 1.
Article 17 Paragraph 2 Renumbering of Paragraph 3 as Paragraph 2.
Article 17 Paragraph 3 Renumbering of Paragraph 4 as Paragraph 3.
Article 17 Paragraph 4 Renumbering of Paragraph 5 as Paragraph 4. Adjustment of wording.
Article 17 Paragraph 5 Renumbering Paragraph 6 as Paragraph 5.
Article 17 Paragraph 7 Excluding full wording of Paragraph 7. Legal assignment provided for in Article 142, Item IV and in Article 164, Item V of Law No. 6404/76.
Article 17 Paragraph 6 Renumbering of Paragraph 8 as Paragraph 6. Adjustment of wording. The manager who will chair the meeting, in keeping with good governance practices.
Article 19 Paragraph 1 Adjustment of wording, according to Eletrobras' guidelines.
Article 19 Paragraph 2 Adjustment of wording. Adjusting the wording to CVM Instruction 481, as amended by CVM Instruction 622, dated April 17, 2020, given the possibility of digital meeting.
Article 19 Paragraph 3 Adjustment of wording to rectify the full name BDR.

CHAPTER V

Article 22 Adjustment of wording. Adjusting the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies.
Article 22 Paragraph 1 Adjustment of wording. Adjusting the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies.
Article 23 Adjustment of wording. Conforming to item 3.9 of SEST Articles of Incorporation template.
Article 23 Paragraphs 1 and 2 Inclusion of new paragraphs 1 and 2. Conforming to item 3.9 of SEST Articles of Incorporation template.
Article 24 Wording adjustment to suit the practice of the oath of office.
Article 24 Paragraph 1 Excluding full wording of Paragraph 1 according to Eletrobras' guidelines.
Article 24, Paragraph 1 Renumbering Paragraph 2 as Paragraph 1.
Article 24, Paragraph 2 Renumbering Paragraph 3 as Paragraph 2. Wording adjustment to adjust to the situation of the external member of the committee under the Articles of Incorporation that receives specific compensation.
Article 24, Paragraph 3 Renumbering Paragraph 4 as Paragraph 3.
Article 25 Adjustment of wording. Covering TCU Normative Instruction No. 87/2020.
Article 25 Sole Paragraph - Inclusion of new sole paragraph. Conforming of item 3.4 to SEST template, only officers need to submit an annual statement of assets to CEP.
Article 26 Paragraphs 1, 2 and 3 Adjustment of reference, Article 42 changed to Article 43.
Article 27 Improvement of wording. Avoid mentioning specific training topics, which may become out of date in the event of a change in Law or Decree.
Article 28 Improvement of wording. Cases of qualified quorum for deliberation.
Article 28 Paragraph 1 Adjustment of wording. Making it clear that remote and digital participation in meetings also stands as presence.
Article 28 Paragraph 2 Adjustment of wording. Avoiding possible weaknesses in SOX.
Article 28 Paragraphs 3 and Inclusion of new paragraphs, according to Eletrobras' guidelines.
Article 28 Paragraph 5 Renumbering Paragraph 3 as Paragraph 5.
Article 28 Paragraph 6 Renumbering Paragraph 4 as Paragraph 6.
Article 28 Paragraphs 7 and 8 Inclusion of new paragraphs, according to Eletrobras' guidelines.
Article 29 Paragraph 2 Separation of the content of Paragraph 2 in force in Paragraph and inclusion of items I, I, III. The proposed wording aims to adapt the Articles of Incorporation to include all beneficiaries included in the D&O Insurance policy arranged by Eletrobras.
Article 29 Paragraph 6 Inclusion of new paragraph. The purpose is to allow the execution of an Indemnity Agreement between the company and all beneficiaries included in the D&O Insurance policy.
Article 29 Paragraph 7 Inclusion of new paragraph. Conforming to item 3.10 of SEST Articles of Incorporation template.
Article 29 Paragraph 8 Inclusion of new paragraph. Complement to Paragraph 7 to ensure greater legal certainty.
Article 31 New wording to Article 31. Covering the recommendation of the Committees.
Article 21 Paragraph2 1, 2 and 3 Inclusion of new paragraphs, according to Eletrobras' guidelines.
Article 31 Sole Paragraph. Excluding full wording of paragraph. Redundant provision under the Articles of Incorporation reproduces Article 20 of Law No. 13303/16.

CHAPTER VI

Article 32 Adjustment of wording to clarify that the Chairman of the Board of Directors and his substitute shall be appointed by the Shareholders' Meeting. Standard Articles of Incorporation of SEST adjusted.
Article 32 IV Adjustment of wording. Eletrobras has only one controlling shareholder.
Article 32 Paragraph 2 Excluding full wording of Paragraph 2, rule covered in Article 2, Paragraph 3, of Law 12.353, dated December 28, 2010.
Article 32 Paragraph 3 Excluding full wording of Paragraph 3, rule covered in Article 8, Paragraph 1, of Ordinance No. 026, dated March 11, 2011.
Article 32 Paragraph 2 Renumbering of Paragraph 4 as Paragraph 2.
Article 32 Paragraph 3 Inclusion of new paragraph with wording of template of SEST Articles of Incorporation.
Article 32 Paragraph 4 Renumbering of Paragraph 5 as Paragraph 4 and adjustment of reference of Paragraph.
Article 32 Paragraph 5 Inclusion of new Paragraph 5. Conforming to item 3.4 of SEST Articles of Incorporation template.
Article 33 New wording for Article 33, according to Eletrobras' guidelines.
Article 33 Paragraph 1 Change of provision. Article 33 is changed to Paragraph 1.
Article 33 Paragraph 2 Renumbering Paragraph 1 as Paragraph 2. Adjustment of wording, according to Eletrobras' guidelines.
Article 33 Paragraph 3 Renumbering Paragraph 2 as Paragraph 3.
Article 34 Improvement of wording. Suggestion of template of SEST Articles of Incorporation.
Article 34 Sole Paragraph Adjustment of wording, inclusion of "food". Conforming to item 3.6 of SEST Articles of Incorporation template, for the practice of payment of daily rates to Directors who travel.
Article 36 I, II, III and IV Change to wording of Item I and inclusion of new items: II, III, and IV. Improve wording by separating the items.
Article 36 V Renumbering of Item from II to V, with new wording. Simplifying wording. The applicable wording is provided for in Article 3, Paragraph 1 of the Articles of Incorporation
Article 36 VI Renumbering of Item from III to VI, excluding "controlled companies".
Article 36 VII Renumbering of Item IV as VII.
Article 36 VIII Renumbering of Item V as VIII, with adjustment of wording. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.
Article 36 IX Renumbering of Item VI as IX, adjustment of wording. Excluding "controlled companies," including "subsidiaries." Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.
Article 36 X Renumbering of Item VII as X, with adjustment of wording. Excluding "controlled companies," including "subsidiaries." Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.
Article 36 XI Renumbering of Item VIII as XI, with adjustment of wording. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.

Article 36 XII Renumbering Item X as XII. Making it clear that the Board of Directors should approve changes to the organization manual that are connected to the distribution of duties among the members of the Board.
Article 36 XIII Renumbering Item XI as XIII according to Eletrobras' guidelines.
Article 36 XIV Renumbering item XII as XIV.
Article 36 XV Renumbering of Item XIII as XV, with adjustment of wording. Suggestion of template of SEST Articles of Incorporation.
Article 36 XVI Renumbering of Item XIV as XVI, with adjustment of wording. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies. Adjusted to prevent further limitation to movable assets.
Article 36 XVII Renumbering of Item XV as XVII, with adjustment of wording. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies. Conforming to the title of the new Corporate Integrity Program document.
Article 36 XVIII Renumbering of Item XVI as XVIII, with adjustment of wording. Suggestion based template of SEST Articles of Incorporation.
Article 36 XIX Renumbering of Item XVII as XIX.
Article 36 XX Renumbering of Item XVIII as XX. Excluding "controlled companies," including "subsidiaries."
Article 36 XXI Renumbering of Item XIX as XXI.
Article 36 XXII Renumbering of Item XX as XXII, with adjustment of wording, according to Eletrobras' guidelines.
Article 36 XXIII Inclusion of new Item. Wording based template of SEST Articles of Incorporation.
Article 36 XXIV Renumbering of Item XXI as XXIV, with adjustment of wording. Exclusion to allow the choice and dismissal of a financial institution, which shall keep Eletrobras shares in deposit accounts, by Eletrobras' Executive Board.
Article 36 XXV Renumbering of Item XXII as XXV, with adjustment of wording. Update to comply with the restructuring approved by the Board through Deliberation No. 041/2019, expected to be approved by AGE/AGO of April/2020.
Article 36 XXVI Renumbering of Item XXIII as XXVI, with new wording. Update to meet the restructuring approved by the Board through Deliberation No. 041/2019. Recommendation for the wording to be generic.
Article 36 XXVII Renumbering of Item XXIV as XXVII.
Article 36 XXVIII Excluding current wording from Item XXV. Renumbering of Item XXV as XXVIII, with new wording. Assignment already provided for in CGPAR resolution. The new wording reflects sub-item of item 4.6 of SEST Articles of Incorporation template.
Article 36 XXIX Renumbering of Item XXVI as XXIX.
Article 36 XXX Renumbering of Item from XXVII to XXX, with new wording. Need to simplify the provision to avoid redundancies with Article 3, Paragraphs 6 and 7.
Article 36 XXXI Renumbering of Item XXVIII as XXXI, with adjustment of wording. Reference to bylaws have been included.
Article 36 XXXII Renumbering of Item XXIX as XXXII.
Article 36 XXXIII Renumbering of Item XXX as XXXIII, with adjustment of wording. Wording based template of SEST Articles of Incorporation.

Article 36 XXXIV Renumbering of Item XXXI as XXXIV, with adjustment of wording, and adjustment of reference of Article. Wording based template of SEST Articles of Incorporation.
Article 36 XXXV Renumbering of Item XXXII as XXXV. Excluding "controlled companies," including "subsidiaries."
Article 36 XXXVI Renumbering of Item XXXIII as XXXVI.
Article 36 XXXVII Renumbering of Item XXXIV as XXXVII. Excluding "controlled companies," including "subsidiaries."
Article 36 XXXVIII Renumbering of Item XXXV as XXXVIII. Excluding "controlled companies," including "subsidiaries."
Article 36 XXXIX Renumbering of Item XXXVI as XXXIX. Excluding "controlled companies," including "subsidiaries." Adjustment of reference to Item.
Article 36 XL Renumbering of Item XXXVII as XL, with adjustment of wording. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.
Article 36 XLI Renumbering of Item XXXVIII as XLI.
Article 36 XLII Renumbering of Item XXXIX as XLII.
Article 36 XLIII Renumbering of Item XL as XLIII, with adjustment of wording. Explicitly providing for the possibility of commissions, as existing in the list of assignments of the Board. Wording based template of SEST Articles of Incorporation.
Article 36 XLIV Renumbering of Item XLI as XLIV, with adjustment of wording. Adjusting the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies. Excluding "controlled companies."
Article 36 XLV Renumbering of Item XLII as XLV.
Article 36 XLVI Renumbering of Item XLIII as XLVI.
Article 36 XLVII Renumbering of Item XLIV as XLVII, with adjustment of wording, covering the SEST Articles of Incorporation template.
Article 36 XLVIII Renumbering of Item XLV as XLVIII. Excluding "controlled companies," including "subsidiaries."
Article 36 XLIX Renumbering of Item XLVI as XLIX, with adjustment of wording, as per template of SEST Articles of Incorporation. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras companies.
Article 36 L Renumbering of Item XLVII as L, with adjustment of wording, as per template of SEST Articles of Incorporation.
Article 36 LI Renumbering of Item XLVIII as LI, with adjustment of wording, according to Eletrobras' guidelines.
Article 36 LII Renumbering of Item XLIX as LII, with adjustment of wording, according to Eletrobras' guidelines.
Article 36 LIII Renumbering of Item L as LIII.
Article 36 LIV Exclusion of current wording. Renumbering of Item LI as LIV, with new wording. Repetition of assignment already provided for in CGPAR resolution. The assignment of approving new health care and supplementary pension plans was included, as per sub-item 42 of item 4.6 of the SEST Articles of Incorporation template.
Article 36 LV Renumbering of Item LII as LV, with new wording, as per template of SEST Articles of Incorporation.

Article 36 LVI Excluding current wording from Item LIII. Renumbering of Item LIII as LVI, with new wording, as per template of SEST Articles of Incorporation.
Article 36 LVII Renumbering of Item LIV as LVII, with adjustment of wording.
Article 36 LVIII, LIX, LX, LXI, LXII Inclusion of new Items LVIII, LIX, LX, LXI and LXII. Wording according to template of SEST Articles of Incorporation.
Article 36 LXIII Renumbering Item LV as LXIII.
Article 36 LXIV Renumbering Item LV as LXIV.
Article 36 Renumbering of reference of Items XXXIV and XXXV of this Article.
Article 36 Paragraph 2 Renumbering of the referrence of Item XLVII of this Article.
Article 36 Paragraph 4 Inclusion of new paragraph. Incorporation of item 4.7 of SEST Articles of Incorporation template.
Article 36 I, II, III, IV and V Inclusion of new Items I, II, III, IV and V. Incorporation of item 4.7 of SEST Articles of Incorporation template.
Article 37 Adjustment of reference of Article 47 is changed to Article 48.
Article 38 Adjustment of wording. Rendering clear the maximum term of the substitute of the Chairman of the Board until the next Shareholders' Meeting. Basis – Template of SEST Articles of Incorporation.
Article 39 Paragraph 1 Inclusion of new paragraph 1. Wording according to template of SEST Articles of Incorporation.
Article 39 Paragraph 2 Renumbering of sole paragraph as Paragraph 2.
Article 39 Paragraphs 3 and 4 Inclusion of new paragraphs. Wording according to template of SEST Articles of Incorporation.
Article 40 Adjustment of wording. Update of the committee name. CEGS also be established under the Articles and start to cover the possibility of a paid external member.
Article 40 Paragraph 2 New wording for Paragraph 2. Improved wording to make it clear that the CAE's RI may also provide for additional assignments, in addition to those provided for by law. It is up to the Holding's Board of Directos to define whether the Committee shall act in a unified manner or not.
Article 40 Paragraph 3 Adjustment of wording. Inclusion to allow external members, according to rules established in Decree No. 8945/16 and, and to determine that the terms of office are not coincident.
Article 40 Paragraph 5 Rectification of punctuation ","
Article 40 Paragraphs 6, 7, 8, 9 and 10 Inclusion of new paragraphs. Wording according to template of SEST Articles of Incorporation adjusted to Eletrobras.
Article 40 Paragraph 11 Inclusion of new Paragraph, according to guidelines of Eletrobras.
Article 40 Paragraph 12 Renumbering of paragraph with new wording. Basic assignments of committee included.
Article 40 Paragraph 13, Items I, II, III Inclusion of new Article and Items. Wording according to template of SEST Articles of Incorporation adjusted to Eletrobras.
Article 40 Paragraphs 14 and 15 Inclusing of new paragraphs. Wording according to template of SEST Articles of Incorporation.
Article 40 Paragraph 16 Relocation of the old Paragraph 6 with improved wording.
Article 40 Paragraph 17 Inclusion of new paragraph. According to Chapter 8 of the template of SEST Articles of Incorporation.
Article 40 Paragraphs 18 and 19 Inclusion of new paragraphs. Wording according to template of SEST Articles of Incorporation.

Article 40 Paragraph 20 Inclusion of new paragraph. Inclusion of the basic assignments of the CEGS under the Articles of Incorporation.
Article 40 Paragraph 21 Inclusion of new Paragraph. Inclusion of the basic structure of the CEGS under the Articles of Incorporation.
Article 41 Renumbering of the referrence of Item XL, which is changed to XLII of Article 36.
Article 42 Inclusion of new Article and Items I, II, and III. Wording according to template of SEST Articles of Incorporation.

CHAPTER VII

Article 43 Renumbering of Artilce 42 is changed to Article 43.
Article 43 Paragraph 1 Renumbering of the Paragraph 1 to include an additional paragraph.
Article 43 Paragraph 2 Inclusion of new Paragraph, according to guidelines of Eletrobras and SEST.
Article 43 Paragraph 3 Inclusion of new paragraph. Wording according to template of SEST Articles of Incorporation.
Article 44 Renumbering of Article 43 is changed to Article 44.
Article 44 Paragraph 1 Excluding "controlled companies"
Article 44 Paragraph 3 Inclusion of new paragraph. Wording according to SEST guidance.
Article 45 Renumbering of Article 44 is changed to Article 45.
Article 45 Paragraph 1 Wording adjustment, according to SEST guidance and reference to the item.
Article 45 2 Adjustment of wording. Conforming to the rule under item 5.4 of SEST Articles of Incorporation template.
Article 45 Paragraph 4 Inclusion of new paragraph. Wording according to template of SEST Articles of Incorporation.
Article 46 Renumbering of Article 45 is changed to Article 46. Adjustment of wording according to template of SEST Articles of Incorporation.
Article 47 Renumbering of Article 46 is changed to Article 47.
Article 48 Renumbering of Article 47 is changed to Article 48.
Article 48 I Adjustment of wording. Excluding matter whose competence is exclusive of the Board of Directors. Item 5.6, sub-item 9, of SEST Articles of Incorporation template, was also adjusted.
Article 48 III Adjustment of wording. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.
Article 48 V Adjustment of wording. Conforming to item 5.6, sub-item 3, of SEST Articles of Incorporation template.
Article 48 VI Adjustment of wording, pursuant to Eletrobras' guidelines.
Article 48 XV Excluding "controlled companies".
Article 48 XVI Adjustment of wording, pursuant to Eletrobras' guidelines.
Article 48 XVII and XVIII Excluding "controlled companies", including "subsidiaries".
Article 48 XIX Adjustment of wording. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.
Article 48 XX Wording adjustment to exclude letter "e" at the end of the item.
Article 48 XXI Adjustment of punctuation "." to ":"
Article 48 XXIII Inclusion of new Item. The choices for positions in the Fiscal Boards, including in the cases of SPE's of the subsidiaries, except for Eletrobras itself, are included

as competence of DEE, under the terms of the Appointment Regulations for positions in Governing agencies of the Eletrobras companies in force.
Article 48 XXIII Inclusion of new Item, according to item 5.6, sub-items 1 and 2, template of SEST Articles of Incorporation.
Article 48 XXIV Inclusion of new Item. Wording according to item 5.6, sub-item 11, template of SEST Articles of Incorporation.
Article 48 XXV Wording of new Item, according to template of SEST Articles of Incorporation.
Article 48 XXVI Inclusion of new Item. Wording according to item 5.6, sub-item 15, template of SEST Articles of Incorporation.
Article 48 XXVII Inclusion of new Item. Explaining the assignment performed by the Executive Board. The Board of Directors only authorizes the publication of the ITRs after their formal analysis.
Article 48 XXVIII Wording of new Item, according to template of SEST Articles of Incorporation.

CHAPTER VIII Excluding "and Officers"

Article 49 Renumbering of Article 48 is changed to Article 49.
Article 49 I Adjustment of wording. PDNG is only in the Holding, and PNG in Eletrobras companies.
Article 49 II Adjustment of wording. Assignment of PR, pertaining to energy efficiency.
Article 49 III Adjustment of wording, exclusion of word "shareholders". According to the current internal structure, the responsibility of satisfying shareholders and investors lies with the Financial and Investor Relations Officer.
Article 49 Excluding full wording of Item. The new rule assigns this taks to the Chairman of the Board of Directors.
Article 49 IV Renumbering of Item from V to IV. Wording adjustment, according to SEST guidance conformed to Eletrobras.
Article 49 V Renumbering of Item from VI to V.
Article 49 VI Renumbering of Item from VII to VI. Wording adjustment, to include internal regulations as a generic term.
Article 49 VII Renumbering of Item from VIII to VII. Adjustment of wording.
Article 49 VIII Renumbering of Item IX as VIII and adjustment of reference to Artilce 48, XII of these Articles of Incorporation;
Article 49 IX Renumbering of Item from X to IX. Excluding "and" at the end of the text.
Article 49 X, XI and XII Inclusion of new Items, according to SEST's guidelines adjusted to Eletrobras.
Article 49 XIII Renumbering of Item from XI to XIII.
Article 50 Renumbering of Article 49 is changed to Article 50. Inclusion of Items I, II, and III Adjusting the assignments of the officers with simplified wording.
Article 50 Excluding the full wording of paragraphs 1, 2, 3, 4, 5 and 6 and its Items I, II, III and IV. Simplified wording of the officers' assignments in Items I, II, and III of this Article.

CHAPTER IX

Article 51 Renumbering of Article 50 is changed to Article 51.
Article 52 Renumbering of Article 51 is changed to Article 52. Adjustment of wording. Adjusting the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies, and inclusion to Fiscal Board of the same preclusions of the Board of Directors.
Paragraph 1 Adjustment of wording. Adjusting the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies.
Paragraph 2 Adjustment of wording.
Paragraph 3 Adjustment of wording. Inclusion to cover TCU Normative Instruction No. 87/2020.
Paragraph 9 Adjustment of the reference of paragraphs 1 and 2 of Article 31 of this Articles of Incorporation.
Article 53 Renumbering of Article 52 is changed to Article 53. Adjustment of wording. Conforming to sub-item 10, item 5.6 of SEST Articles of Incorporation template, adjusted to Eletrobras.
Paragraph 2 Adjustment of wording. Including "food" as provided form in the template of SEST Articles of Incorporation and validating the payment of daily rates.
Article 54 Renumbering of Article 53 is changed to Article 54.
Article 54 XII Adjustment of wording to exclude "and".
Article 54 XIII Adjustment of wording to exclude "." and include "; and".
Article 54 XIV Inclusion of new Item, according to guidelines of Eletrobras and SEST.
Article 55 Renumbering of Article 54 is changed to Article 55.
Article 55 Sole Paragraph. Adjustment of wording, pursuant to Eletrobras' and SEST's guidelines.

CHAPTER X

Article 56 Renumbering of Article 55 is changed to Article 56.
Article 57 Renumbering of Article 56 is changed to Article 57.
Article 58 Renumbering of Article 57 is changed to Article 58.
Article 59 Renumbering of Article 58 is changed to Article 59.
Article 60 Renumbering of Article 59 is changed to Article 60.

CHAPTER XI

Article 61 Renumbering of Article 60 is changed to Article 61. Wording adjustment to make the text generic.
Article 62 Renumbering of Article 61 is changed to Article 62. Excluding ", controlled companies".
Article 63 Renumbering of Article 62 is changed to Article 63.
Article 63 I - Adjustment of wording.
Article 63 II - Adjustment of reference to Item XXXIV of Article 36 of these Articles of Incorporation.
Article 63 Paragraph 2 Inclusion of new Paragraph, according to guidelines of Eletrobras.
Article 63 Paragraph 3 Renumbering of Paragraph 2 as Paragraph 3.
Article 63 Paragraph 4 Renumbering of Paragraph 3 as Paragraph 4.
Article 64 Renumbering of Article 63 is changed to Article 64.

Article 65 Renumbering of Article 64 is changed to Article 65. Adjustment of wording. Conforming of the wording to Article 36. Approvig health care plans and supplemental pension plans is the responsibility of the Board of Directors.

CHAPTER XII - General

Article 66 Renumbering of Article 65 is changed to Article 66. Adjusting the wording to the legal provisions.
Article 66 Excluding full wording of Article 66 in force and its paragraphs 1 and 2, according to Eletrobras' guidelines.
Article 67 Wording adjustment to update the text.

CHAPTER XIII - Excluding CHAPTER XIII Transitional Provisions. There are no more transitional provisions.

Article 69 Excluding full wording of Article 2 in force. The Committee has already been established.
Article 69 Inclusion of a new provision to cover future unifications within the scope of the Executive Board, and not only of areas connected to the Board of Directors.

7. DELIBERATIONS: Upon opening the Meeting and, after the reading of the documents and proposals was dismissed, the attending shareholders approved that the minutes were drawn up pursuant to the summary of the facts, including disagreements and protests, stating the transcription only of the deliberations made, as established in paragraph one of article 130 of Law 6,404/1976. After examining and discussing the agenda, as provided for on the call notice, the shareholders deliberated on the following, under the terms of the voting map attached hereto:

7.1. Approve the full reform of Eletrobras' Articles of Incorporation according to Management proposal and the call notice, as amended by the Federal Government, as voted by its Attorney-in-fact;

7.2. Note that the Federal Government has submitted the following changes, listed below in bold:

Article 5

Paragraph 1 - In the exercise of the prerogative referred to in the **heading**, the Federal Government may only lead Eletrobras to undertake obligations or responsibilities, including to invest in projects and to undertake responsibility for specific operating costs/results, under conditions which differ from those of any private Company that conducts business in the same market, if: Item: I and II: without changes.
Paragraph 2 For the purposes of complying with item II of § 1, Eletrobras management must: **a) evidence the obligations or responsibilities assumed in specific explanatory notes to the year-end financial statements; and** **b) describe them in a specific topic in the management report.**

Paragraph 3 - When guided by the Federal Government under the terms of Paragraph 1 above, Eletrobras will only assume obligations or responsibilities that conform to the provisions of items I and II of the same paragraph, and, in this case, the Federal Government will compensate, for each fiscal year, Eletrobras for the difference between market conditions and the operating result or economic return of the assumed obligation, provided that the compensation is not occurring by other means.
Paragraph 4 The exercise of the prerogative **referred to in the caput** will be the object of the Annual Letter, subscribed by the members of the Board of Directors, provided for in art. **13**, item I, of **Decree No. 8,945, of December 27, 2016.**

Article 17

X - removed from the agenda

Article 25

Article 25 - Before exercising their duties, each member of the management bodies shall submit to the Company, **that will ensure legal secrecy**, an authorization to access DIRPF (Annual Individual Income Tax Adjustment Statements), and any amendments, which will be submitted to RFB (the Brazilian Federal Revenue Service), using the form provided by the Federal Accounting Court.

Article 29

Paragraph 2, III - removed
Paragraph 6 - removed from the agenda

Article 32.

I - seven directors appointed by the State Minister of Mines and Energy, two of which shall meet the conditions set forth in Article **22** of Law No. 13303/2016 and Article **36** of Decree No. 8945//2016;
Paragraph 4 - The Ministry **of** Mines and Energy shall appoint the independent members of the Board of Directors referred to in Paragraph 2 of this Article, should the other shareholders fail to do it.

Article 36

XXXIII - granting leave of absence to the Company's CEO, including **paid leave**;
LXV - removed from the agenda

Article 40

Paragraph 13 - Without limitation to the provisions in the previous paragraph and the other powers provided for in Decree No. **8945**/2016, the People, Eligibility, Succession and Compensation Committee is responsible for:

Article 43

Paragraph 2 - The Board of Directors has the possibility of carrying out hiring processes, including by means of an independent external consulting firm specializing in the hiring of executives, without limitation to the participation of the People, Eligibility, Succession and

Compensation Committee, in order to assist it in the election of members for the Executive Board and external members for the committees.

Article 45

Paragraph 1 - The grant of **leave of absence or license, including remunerated**, of up to 30 (thirty) days to the officers shall be the responsibility of the Executive Board, except for the responsibility of its Chairperson and the provisions under Item XXXIII of Article 36 of these Articles of Incorporation.
Paragraph 2 - In the event of a temporary impediment, **or leave, including remunerated**, of any of the members of the Executive Board, the Company's CEO shall appoint a substitute among the other collective body members, except for the Chairperson, the deputy of which shall be appointed among the remaining officers by the Board of Directors.

Article 52.

The investiture in the position of Fiscal Council of Eletrobras shall abide by applicable legal requirements, especially the provisions under Article **26** of Law No. 13,303/2016, and to **Article 41 of Decree 8,945/2016**, as well as those provided for in the internal regulations established by the Company to govern appointments for positions in governance bodies of Eletrobras companies, and should always be preceded by an opinion issued by the People, Eligibility, Succession and Remuneration Committee.
Paragraph 2 - The members of the Fiscal Council shall be invested in their offices **regardless** of a term of investiture, as from the date of the respective election.

7.2. State that there were 81,018,816 votes in favor of the Management Proposal (about 7.61% of total votes), 66,213,846 (about 6.22% of total votes) against, with 249,040,758 (about 23.4% of total votes) of abstentions, blank and nullified votes, relating to item 1 of the Agenda;

7.3. State that the version of the Articles of Incorporation as amended by the Federal Government was approved with 667,888,884 favorable votes (about 62.76% of the total votes);

7.4. State that the Eletrobras Employees Association (AEEL) submitted its vote rejecting the item on the agenda. The Association requested that the document be included as an attachment to these minutes. The Representative of AEEL also requested that the change proposed by the Management and that this Meeting are at bar and may have their effects suspended.

7.5. State that BNDES/BNDESPAR changed its previous vote and abstained from voting.

7.6. State that the shareholder, Mr. Rodrigo Dias Ramires disconnected after the Assembly was installed. Therefore, his presence was registered. As his vote was previously and formally sent to the Company, under the terms provided, his vote was considered in the final count of votes.

7.7. State that the final approved version of Eletrobras' Articles of Incorporation is, in full, attached to these Minutes.

8. CLOSING: With no further business to be addressed, the Chairperson suspended the meeting while these minutes were written up, pursuant to the statements in the summary of facts. Once the meeting was resumed, these minutes were projected and read and, after approval, were signed by all in attendance (also considering, as signatories, the shareholders who sent their voting instructions through a remote voting ballot or who attended remotely through an electronic participation system, pursuant to art. 21-V, paragraph 1 of CVM Instruction No. 481/09).

Brasília, January 28, 2021

ELVIRA BARACUHY CAVALCANTI PRESTA
Chairwoman

REMOTE VOTERS:

HUMBERTO MANOEL ALVES AFONSO
Representative for the Federal Government

THIAGO TADEU SILVA DA COSTA
Representing BNDES/BNDESPAR

JOSÉ DONIZETTI DE OLIVEIRA
Representing CITIBANK NA (ADRs)

MICHELE DA SILVA GONSALES
Representing shareholders BNP PARIBAS FUNDS; KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRE; AMUNDI FUNDS; AMUNDI INDEX SOLUTIONS; LCL ACTIONS EMERGENTS; BANCLASS FUNDO DE INVESTIMENTO EM ACOES; FUNDO DE INVESTIMENTO DE ACOES DINAMICA ENERGIA

ELISA OLIVEIRA ALVES
Representing shareholder Eletrobras' Employees Association – AEEL

RODRIGO DIAS RAMIRES
Individual Shareholder

GABRIELA ROLLER CURI
Representing the shareholder SILVIO TINI DE ARAÚJO

REMOTE VOTING BALLOT

BERNSTEIN DEL BUS TRUST,EMERG.MKTS SER.; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; AB FCP II - EMERGING MARKETS VALUE PORTFOLIO; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; CIBC EMERGING MARKETS INDEX FUND; RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.; IBM 401 (K) PLUS PLAN; IRISH LIFE ASSURANCE PLC; MANAGED PENSION FUNDS LIMITED; BLACKROCK GLOBAL FUNDS; PRUDENTIAL TRUST COMPANY; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; RUSSEL EMERGING MARKETS EQUITY POOL; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STICHTING PHILIPS PENSIOENFONDS; TEACHER RETIREMENT SYSTEM OF TEXAS; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; THE EMERGING M.S. OF THE DFA

I.T.CO.; RAYTHEON TECHNOLOGIES C. M. R. TRUST; VANGUARD INVESTMENT SERIES PLC; STATE OF NEW JERSEY COMMON PENSION FUND D; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; BLAKROCK GLOBAL ALLOCATION FUND INC; BLACKROCK LATIN AMERICA FUND INC; PANAGORA GROUP TRUST; ROCKFELLER BROTHERS FUND; SANFORD C.BERNSTEIN FUND, INC.; ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; GMAM GROUP PENSION TRUST II; WASHINGTON STATE INVESTMENT BOARD; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; AWARE SUPER PTY LTD; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; LEGG MASON GLOBAL FUNDS PLC; BLACKROCK GL ALLOCATION PORTFOLIO OF BLACKROCK SER FD, INC; BLACKROCK GLOBAL ALLOC V.I. FD OF BLACKROCK VAR SER FDS, INC; NEW ZEALAND SUPERANNUATION FUND; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; INTERNATIONAL MONETARY FUND; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; BP PENSION FUND; SAUDI ARABIAN MONETARY AUTHORITY; UTAH STATE RETIREMENT SYSTEMS; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP; CHEVRON MASTER PENSION TRUST; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; FLORIDA STATE BOARD OF ADMINISTRATION; CMLA INTERNATIONAL SHARE FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; DUKE POWER CO EMPLOYEE RETIREMENT PLAN; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; BLACKROCK GLOBAL FUNDS-GLOBAL ALLOCATION FUND; ISHARES PUBLIC LIMITED COMPANY; BLACKROCK GLOBAL ALLOCATION FUND (AUST); NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; KAISER FOUNDATION HOSPITALS; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; COMMONWEALTH BANK GROUP SUPER; ISHARES MSCI BRAZIL ETF; TIFF MULTI-ASSET FUND; ALLIANCEBERNSTEIN COLLECTIVE INVESTMENT TRUST SERIES; ISHARES II PUBLIC LIMITED COMPANY; SUNSUPER SUPERANNUATION FUND; SPDR MSCI ACWI EX-US ETF; STATE OF IDAHO, ENDOWMENT FUND INVESTMENT BOARD; GMAM INVESTMENT FUNDS TRUST; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; VIRGINIA RETIREMENT SYSTEM; THE TEXAS EDUCATION AGENCY; FUTURE FUND BOARD OF GUARDIANS; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; STICHTING BEDRIJFSPENS ZORGVERZEKERAARS; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; IVESCO FTSE RAFI EMERGING MARKETS ETF; NORTHERN TRUST INVESTIMENT FUNDS PLC; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; ISHARES MSCI BRIC ETF; PEOPLE S BANK OF CHINA; PUBLIC SECTOR PENSION INVESTMENT BOARD; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.; LEGAL GENERAL INTERNATIONAL INDEX TRUST; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; ISHARES III PUBLIC LIMITED COMPANY; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING; PRAMERICA SICAV; AMERICAN HEART ASSOCIATION, INC.; RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH GLOBAL SHARE FUND 23; CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F; HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO; WISDOMTREE GLOBAL HIGH DIVIDEND FUND; STICHTING PGGM DEPOSITARY; ARIZONA PSPRS TRUST; KAISER PERMANENTE GROUP TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; SCHWAB EMERGING MARKETS EQUITY ETF; ISHARES MSCI EMERGING MARKETS ETF; THE MASTER T B J, LTD AS T OF DAIWA BRAZIL STOCK OPEN-RIO WI; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; MASSMUTUAL SELECT BLACKROCK GLOBAL ALLOCATION FUND; COMMONWEALTH EMERGING MARKETS FUND 6; BLACKROCK LATIN AMERICAN INVESTMENT TRUST PLC; QSUPER; BMO MSCI EMERGING MARKETS INDEX ETF; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX

FUND; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO; HSBC EMERGING MARKETS POOLED FUND; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; SSGA SPDR ETFS EUROPE I PLC; STICHTING PENSIOENFONDS ING; EUROPEAN CENTRAL BANK; VERIZON MASTER SAVINGS TRUST; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; AB SICAV I - EMERGING MARKETS MULTI-ASSET PORTFOLIO; ISHARES MSCI ACWI ETF; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; JNL/BLACKROCK GLOBAL ALLOCATION FUND; JNL/MELLON EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; AB CAP FUND, INC. - AB EMERGING MARKETS MULTI-ASSET PORT; DB ADVISORS EMERGING MARKETS EQUITIES - PASSIVE; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; MERCER QIF FUND PLC; K INVESTMENTS SH LIMITED; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; ASCENSION ALPHA FUND, LLC; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; DEUTSCHE INVEST I BRAZILIAN EQUITIES; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; BLACKROCK GLOBAL INDEX FUNDS; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PL; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC-FUNDAMENTAL; RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; STATE STREET IRELAND UNIT TRUST; KOPERNIK GLOBAL ALL CAP FUND; SPDR SP EMERGING MARKETS FUND; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; XTRACKERS (IE) PUBLIC LIMITED COMPANY; ALPS EMERGING SECTOR DIVIDEND DOGS ETF; INTERVENTURE EQUITY INVESTMENTS LIMITED; XTRACKERS; THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; VICTORY MARKET NEUTRAL INCOME FUND; ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; CONSTRUCTION BUILDING UNIONS SUPER FUND; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY; STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; SCHRODER COLLECTIVE INVESTMENT TRUST; THE TIFF KEYSTONE FUND, L.P.; LEGAL GENERAL GLOBAL EQUITY INDEX FUND; PGIM FUNDS PUBLIC LIMITED COMPANY; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; WISDOMTREE ISSUER ICAV; POOL REINSURANCE COMPANY LIMITED; LEGAL GENERAL COLLECTIVE INVESTMENT TRUST; RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND; KOPERNIK INTERNATIONAL FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; COMPASS EMP EMERGING MARKET 500 VOLATILITY WEIGHTED INDEX E; COLONIAL FIRST STATE INVESTMENT FUND 10; THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536; PUB INSTITUTIONAL FUND UMBRELLA-PUB EQUITIES EMER MARKETS 1; PUB INSTITUTIONAL

FUND UMBRELLA-PUB EQUITIES EMER MARKETS 2; SEGALL BRYANT HAMILL EMERGING MARKETS FUND; THE BOARD OF THE PENSION PROTECTION FUND; WM POOL - EQUITIES TRUST NO. 75; FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF; NORTHERN TRUST UCITS FGR FUND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIRST TRUST RIVERFRONT DYNAMIC EMERGING MARKETS ETF; STATE STREET ICAV; KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL LONG-TERM OPPORTUNITIES FUND, LP; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; ISHARES IV PUBLIC LIMITED COMPANY; RUSSELL INVESTMENT COMPANY V PUBLIC LIMITED COMPANY; DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN; LEGAL GENERAL ICAV; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; MINISTRY OF ECONOMY AND FINANCE; PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; VICTORY CEMP EMERGING MARKET HIGH DIV VOLATILITY WTD INDEX E; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND; THE COMMONWEALTH FUND; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; FRANKLIN LIBERTYSHARES ICAV; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; VICTORYSHARES USAA MSCI E. M. VALUE M. ETF; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; CLARITAS TOTAL RETURN MASTER FIM; VANGUARD EMERGING MARKETS STOCK INDEX FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; TJ-NONQUALIFIED, LLC; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; MSCI EQUITY INDEX FUND B - BRAZIL; SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; MSCI ACWI EX-U.S. IMI INDEX FUND B2; FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND; INVESCO STRATEGIC EMERGING MARKETS ETF; CLARITAS QUANT MASTER FIM; TJ-QUALIFIED, LLC; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; KOPERNIK GLOBAL COLLECTIVE INVESTMENT TRUST; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; PACIFIC CAPITAL UCITS FUNDS PLC; DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C; DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; SIX CIRCLES INTERNATIONAL UNCONSTRAINED EQUITY FUN; BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND; FIDEICOMISO FAE; PENSIOENFONDS WERK EN (RE)INTERGRATIE; LVIP BLACKROCK GLOBAL ALLOCATION FUND; MACQUARIE MULTI-FACTOR FUND; MERCER UCITS COMMON CONTRACTUAL FUND; ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; RUSSELL INVESTMENTS YIELD OPPORTUNITIES POOL; PIONEER EMERGING MARKETS EQUITY FUND; MIDDLETOWN WORKS HOURLY AND SALARIED UNION RETIREE; MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; MCIC VERMONT (A RECIPROCAL RISK RETENTION GROUP); VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; RUSSELL INVESTMENTS INSTITUTIONAL FUNDS LLC SUSTAI; KAYNE ANDERSON RENEWABLE INFRASTRUCTURE PARTNERS,; KAYNE ANDERSON RENEWABLE INFRASTRUCTURE FUND; LEGAL GENERAL CCF; STICHTING PENSIOENFONDS PGB; CRESCENT WEALTH INTERNATIONAL PASSIVE EQUITIES FUN; DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; AVIVA INVESTORS; AVIVA LIFE PENSIONS UK LIMITED; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; FORSTA AP-FONDEN; H.E.S.T. AUSTRALIA LIMITED; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; MINEWORKERS PENSION SCHEME; NEW YORK STATE COMMON RETIREMENT FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; LGIASUPER TRUSTEE; MOMENTUM

INVESTMENT FUNDS SICAV-SIF; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; STATE OF WYOMING; VANGUARD EMERGING MARKETS SHARES INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; FERNANDO INTI LEAL

MARCELLA FUCHS SALOMÃO
Secretary

Associação dos Empregados da Eletrobrás

EXPLANATION OF VOTE

180th Special Shareholders' Meeting

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held company)

CNPJ # 00.001.180/0001-26

NIRE (Corporate Registration ID) #: 53300000859

Date: January 28, 2021, 2 p.m.

Venue: Through online digital platform WEBEX.

Shareholder: ELETROBRAS' EMPLOYEES ASSOCIATION – AEEL.

The Eletrobras' Employees Association (*Associação dos Empregados da Eletrobras* – AEEL), CNPJ (Brazilian Corporate Taxpayers' Registry) No. 28.015.840/0001-47, shareholder of Centrais Elétricas Brasileiras S.A. – Eletrobras, pursuant to Paragraph 3, Article 41 of the Company's Articles of Incorporation, has the following EXPLANATIONS OF VOTE for the agenda of the 180th AGE:

Agenda of the 180th Special Shareholders' Meeting	APPROVE	REJECT	ABSTAIN
1. Full Amendment of the Company's Articles of Incorporation;		REJECT reasoning (i)	

Reasoning (i):

Regarding the approval of the full amendment of Eletrobras' Articles of Incorporation, we are opposed for the reasons stated hereunder:

In connection with the changes intended, there is withdrawal of CEPEL (Electrical Energy Study and Research Center) and of the support for "activities connected to the furtherance and encouragement of the domestic industry of materials and equipment intended for the electricity industry," from the obligations under the Articles of Incorporation;

Such an outrageous amendment to the Articles of Incorporation proposes the withdrawal of Eletrobras' public functions, which prevents its free ability to accomplish public policies, whether of industrial, energy, social, technological, regional, or local character, among others.

Said withdrawal of Eletrobras' public functions is clear based on the proposal to amend Paragraph 2 of Article 5, which states that Eletrobras "shall only undertake obligations

EXPLANATION OF VOTE

or responsibilities" that "are in keeping with market conditions" when so directed by the Federal Government to contribute to the public interest.

But the proposed changes go even further. They propose both the withdrawal of its obligation to operationalize programs for universal access to electricity (Chapter II, Article 5, Item I) and the withdrawal of the support for activities connected to the furtherance and encouragement of the domestic industry of materials and equipment intended for the electricity industry, through CEPEL's activities.

Eletrobras was the manager of the Light for All Program for many years, benefiting more than 16 million Brazilians who did not have access to electricity in their households. Currently, the company still manages the More Light for the Amazon Program, National Program for Universal Access and Use of Electric Energy in the Legal Amazon, which aims to serve the Brazilian population residing in remote regions of the Legal Amazon with the supply of electricity generated by clean and renewable sources.

AEEL, as a minority shareholder of Eletrobras, votes against the change in Eletrobras' Articles of Incorporation, pertaining to the item about CEPEL and Light for All, owing to the reasons below:

1) investment in research and development stands as a source of every nation's social, economic and technological development, and serves to evaluate competitive advantages for publicly-held companies. Eletrobras, when giving up Cepel, surrenders a source of competitive advantage free of charge to its competitors;

2) the privatization of CEPEL puts energy security at risk, as CEPEL researchers develop systems that ensure the operation of the domestic interconnected system, under ONS management. The privatization of Cepel implying its respective control by foreign groups, banks, financial institutions, national and foreign funds, sovereign funds from other countries (which, in fact, are already Eletrobras shareholders) is an attempt against national sovereignty and security. The shift to hourly trading, under discussion in the industry, piques the interest of the financial and speculative sector about Cepel's energy planning and operation software for non-republican interests;

3) the privatization of CEPEL jeopardizes the electricity trading environment in Brazil, insofar as NEWAVE, a system designed and owned by Cepel, is responsible for the

energy pricing by CCEE. Banks, brokers, funds, and energy speculators are eager to control NEWAVE, which may yield huge profits in energy trading, and deprive the State of its capacity to advocate on and harmonize national interests;

4) the financial market is avid for electric power researchers, as recently witnessed with the takeover of the consulting firm PSR by BTG. The current CEO of CEPEL, Amilcar Guerreiro, and the CEO of PSR were officers of Energy Research Company – EPE in the same period. Today, PSR rivals CEPEL in some systems. What happens with PSR is a reflection of what can happen with CEPEL. We are afraid of CEPEL falling into the hands of energy brokers and speculators, which undermines the social function of innovation in a capital-intensive segment;

5) the privatization of CEPEL will contribute to the brain drain to other countries, thus facilitating the current government's economic project of making Brazil a mere primary exporting economy, with no capacity to add industrial value or work in a more energy-intensive segment;

6) **on November 26, 2020, Cepel signed a Memorandum of Understanding (MOU) with SPIC Brasil, a subsidiary of State Power Investment Corporation of China (SPIC),** and SPIC's intelligent energy research institute in China, SNPDRI, with the purpose of developing a program to exchange experiences and technologies pertaining to the creation of energy projects, in addition to strengthening cooperation between Brazil and China. The forecast is that SPIC Brasil and its head office will invest around BRL 20 million, on a non-refundable basis, to start up these projects. **We are convinced that there is a real risk that Eletrobras will stop investing in CEPEL and thereafter Chinese companies could take the lead in the management of the research center. We highly regard China, especially owing to the historic partnership with the Brazilian people, and for its support with CORONOVAC vaccine, however we believe that Eletrobras should remain as the foundation of CEPEL, and as the player that furthers partnerships of this nature.** Eletrobras' omission may make it easier for capital market predators to perform, and are not interested in Brazil's development in the medium and long run. Innovation often brings results for future generations. By relinquishing Cepel, we are compromising future generations to disruptive advances in the electricity industry;

7) Cepel is a research and innovation center of paramount importance, owing to its robust contribution to domestic technological autonomy, with a strong presence in the field of

EXPLANATION OF VOTE

energy efficiency, in addition to contributions through the provision of technological solutions to the generation, transmission and distribution of electricity. Its research center provides technical support to relevant Government initiatives, such as those aimed at universal access to electricity, energy efficiency, and sustainable development of Brazil, and participates in international forums, such as the International Low Carbon Technologies Platform and the Map of Technological Routes in Hydroelectricity, implemented by International Energy Agency (IEA). To give up CEPEL is to have a narrow mind, a short-sighted vision, and a focus on the short term instead of looking to the future. In the recent past of the global economy, when the focus on the short term overlapped the structural logic in the financial market, the world paid the price for the American real estate crisis, in which executives earned huge bonuses, leaving customers, companies and society with the burden of bankruptcies and toxic assets in their portfolios. In this sense, whenever shareholders think in the short run, there is a risk of the company to lose competitive gains over time.

AEEL understands that science and technology should be used for the development of society, States, and companies. Our affinity with Pope Francis' view of the global economy, shows the perplexity with the fact that billionaires from Brazil and the world became richer during the COVID-19 pandemic, while the world is plagued by structural unemployment and income concentration. The divestment in Cepel only serves the purpose of the exacerbated and predatory financialization of the electricity industry to concentrate profits and dividends in the hands of a few, instead of serving as a mechanism for social inclusion, job creation, value adding, and technological intensity, partnerships with universities , training of young researchers, and national development.

We are against the clear mention that Eletrobras should exclusively follow market interests, as explained below:

> **Article 4 - The corporate purpose of Eletrobras is:**
> VIII - to participate in technical, scientific and business associations or organizations of regional, national or international scope, of interest to the electricity industry;
> Removed
> **Article 5 - Provided that they are in line with its corporate purpose, Eletrobras may have activities guided by the Federal Government, in order to contribute to the public interest underlying its creation.**
> Added
>
> Paragraph 2 - When directed by the Federal Government to contribute to the public interest, Eletrobras shall only undertake obligations or responsibilities: **I - that are in keeping with the market conditions**; or II - that comply with

EXPLANATION OF VOTE

the provisions of Items I and II of the above paragraph, and, in this case, the Federal Government shall offset **Eletrobras, in each accounting year, for the difference between market conditions and the operating result or economic return of the obligation undertaken.**
Added
I - operationalize programs for universal access to electricity;
Removed
III - support activities connected to the furtherance and encouragement of the domestic industry of materials and equipment intended for the electricity industry through the performance of CEPEL - Electrical Energy Study and Research Center;

The term "market conditions" is imprecise and facilitates Eletrobras' stifling. If the financiers of the Board of Directors deem that Eletrobras has to have the same profitability as banks (financial sector) and fuel companies (oil and gas), this is impossible within an industry as regulated as the electricity one. Thus, the company, instead of investing and furthering domestic development, would be standing idly by, and settling for dividends for its shareholders, being exploited until depletion.

This sentence stands for what we call "white privatization," or "privatization from the inside", without taking into account the interests of the Brazilian State, and the National Congress. Furthermore, it stands as an impersonation, as Eletrobras is not controlled by private capital and, necessarily, its fate has to be discussed by representatives of the people in the Senate and not by directors who represented minority interests, as its very name bespeaks.

We make a special request to pension funds that think about the long term and the retirement of their associates, to disapprove of this proposal that weakens Eletrobras' competitive capacity in an energy transition scenario.

Lastly, we shall quote some messages from Pope Francis on the current economic system and social inequality to show that, in any sphere of social life, we will always defend a more just, ethical world, with a Strong State and equal opportunities. Our vote against CEPEL's financialization and amendment to the Articles of Incorporation is in line with this longing:

MESSAGES FROM THE POPE THAT HELP US IN OUR DAILY STRUGGLES
APOSTOLIC EXHORTATION: EVANGELII GAUDIUM

No to an economy of exclusion

53. Just as the commandment "Thou shalt not kill" sets a clear limit in order to safeguard the value of human life, today we also have to say '"thou shalt not'" to an economy of exclusion and inequality.' Such an economy kills.

Associação dos Empregados da Eletrobrás

EXPLANATION OF VOTE

(...) Today everything comes under the laws of competition and the survival of the fittest, where the powerful feed upon the powerless. As a consequence, masses of people find themselves excluded and marginalized: without work, without possibilities, without any means of escape. Human beings are themselves considered consumer goods to be used and then discarded. (...)

54. In this context, some people continue to defend "trickle-down" theories which assume that economic growth, encouraged by a free market, will inevitably succeed in bringing about greater justice and inclusiveness in the world. This opinion, which has never been confirmed by the facts, expresses a crude and naïve trust in the goodness of those wielding economic power and in the sacralized workings of the prevailing economic system. Meanwhile, the excluded are still waiting. To sustain a lifestyle which excludes others, or to sustain enthusiasm for that selfish ideal, a globalization of indifference has developed. (...)

No to the new idolatry of money

55. One cause of this situation is found in our relationship with money, since we calmly accept its dominion over ourselves and our societies. The current financial crisis can make us overlook the fact that it originated in a profound human crisis: the denial of the primacy of the human person! (...) The worldwide crisis affecting finance and the economy lays bare their imbalances and, above all, their lack of real concern for human beings; man is reduced to one of his needs alone: consumption.

56. While the earnings of a minority are growing exponentially, so too is the gap separating the majority from the prosperity enjoyed by those happy few. This imbalance is the result of ideologies which defend the absolute autonomy of the marketplace and financial speculation. Consequently, they reject the right of states, charged with vigilance for the common good, to exercise any form of control. A new tyranny is thus born, invisible and often virtual, which unilaterally and relentlessly imposes its own laws and rules. Debt and the accumulation of interest also make it difficult for countries to realize the potential of their own economies and keep citizens from enjoying their real purchasing power. To all this we can add widespread corruption and self-serving tax evasion, which have taken on worldwide dimensions. The thirst for power and possessions knows no limits. In this system, which tends to devour everything which stands in the way of increased profits, whatever is fragile, like the environment, is defenseless before the interests of a deified market, which become the only rule.

No to a financial system which rules rather than serves

58. A financial reform open to such ethical considerations would require a vigorous change of approach on the part of political leaders. I urge them to face this challenge with determination and an eye to the future, while not ignoring, of course, the specifics of each case. Money must serve, not rule!

Associação dos Empregados da Eletrobrás

EXPLANATION OF VOTE

The Pope loves everyone, rich and poor alike, but he is obliged in the name of Christ to remind all that the rich must help, respect and promote the poor. I exhort you to generous solidarity and to the return of economics and finance to an ethical approach which favours human beings.

The economy and the distribution of income

202. The need to resolve the structural causes of poverty cannot be delayed, not only for the pragmatic reason of its urgency for the good order of society, but because society needs to be cured of a sickness which is weakening and frustrating it, and which can only lead to new crises. (...) As long as the problems of the poor are not radically resolved by rejecting the absolute autonomy of markets and financial speculation and by attacking the structural causes of inequality, no solution will be found for the world's problems or, for that matter, to any problems. Inequality is the root of social ills.

203. The dignity of each human person and the pursuit of the common good are concerns which ought to shape all economic policies. At times, however, they seem to be a mere addendum imported from without in order to fill out a political discourse lacking in perspectives or plans for true and integral development (...)

204. We can no longer trust in the unseen forces and the invisible hand of the market. Growth in justice requires more than economic growth, while presupposing such growth: it requires decisions, programmes, mechanisms and processes specifically geared to a better distribution of income, the creation of sources of employment and an integral promotion of the poor which goes beyond a simple welfare mentality. I am far from proposing an irresponsible populism, but the economy can no longer turn to remedies that are a new poison, such as attempting to increase profits by reducing the work force and thereby adding to the ranks of the excluded.

205. I ask God to give us more politicians capable of sincere and effective dialogue aimed at healing the deepest roots – and not simply the appearances – of the evils in our world! Politics, though often denigrated, remains a lofty vocation and one of the highest forms of charity, inasmuch as it seeks the common good. We need to be convinced that charity "is the principle not only of micro-relationships (with friends, with family members or within small groups) but also of macro-relationships (social, economic and political ones)". (...) I am firmly convinced that openness to the transcendent can bring about a new political and economic mindset which would help to break down the wall of separation between the economy and the common good of society.

206. Economy, as the very word indicates, should be the art of achieving a fitting management of our common home, which is the world as a whole. Each meaningful economic decision made in one part of the world has repercussions everywhere else; consequently, no government can act without regard for shared responsibility. Indeed, it is becoming increasingly

EXPLANATION OF VOTE

difficult to find local solutions for enormous global problems which overwhelm local politics with difficulties to resolve. If we really want to achieve a healthy world economy, what is needed at this juncture of history is a more efficient way of interacting which, with due regard for the sovereignty of each nation, ensures the economic well-being of all countries, not just of a few. (...)
208. If anyone feels offended by my words, I would respond that I speak them with affection and with the best of intentions, quite apart from any personal interest or political ideology. My words are not those of a foe or an opponent. I am interested only in helping those who are in thrall to an individualistic, indifferent and self-centred mentality to be freed from those unworthy chains and to attain a way of living and thinking which is more humane, noble and fruitful, and which will bring dignity to their presence on this earth.

ENCYCLICAL LETTER
LAUDATO SI'
OF THE HOLY FATHER FRANCIS
ON CARE FOR OUR COMMON HOME

CHAPTER I - WHAT IS HAPPENING TO OUR COMMON HOME

6. Weak Responses
56. In the meantime, economic powers continue to justify the current global system where priority tends to be given to speculation and the pursuit of financial gain, which fail to take the context into account, let alone the effects on human dignity and the natural environment. Here we see how environmental deterioration and human and ethical degradation are closely linked. (...)

CHAPTER III - THE HUMAN ROOTS OF THE ECOLOGICAL CRISIS
3. The crisis and effects of modern anthropocentrism
128. We were created with a vocation to work. The goal should not be that technological progress increasingly replace human work, for this would be detrimental to humanity. Work is a necessity, part of the meaning of life on this earth, a path to growth, human development and personal fulfilment. Helping the poor financially must always be a provisional solution in the face of pressing needs. The broader objective should always be to allow them a dignified life through work. Yet the orientation of the economy has favoured a kind of technological progress in which the costs of production are reduced by laying off workers and replacing them with machines. This is yet another way in which we can end up working against ourselves. The loss of jobs also has a negative impact on the economy "through the progressive erosion of social capital: the network of relationships of trust, dependability, and

EXPLANATION OF VOTE

respect for rules, all of which are indispensable for any form of civil coexistence". In other words, "human costs always include economic costs, and economic dysfunctions always involve human costs". To stop investing in people, in order to gain greater short-term financial gain, is bad business for society.

129. In order to continue providing employment, it is imperative to promote an economy which favours productive diversity and business creativity. (...)

CHAPTER IV - INTEGRAL ECOLOGY

4. The principle of the common good

157. Underlying the principle of the common good is respect for the human person as such, endowed with basic and inalienable rights ordered to his or her integral development. It has also to do with the overall welfare of society and the development of a variety of intermediate groups, applying the principle of subsidiarity. Outstanding among those groups is the family, as the basic cell of society. Finally, the common good calls for social peace, the stability and security provided by a certain order which cannot be achieved without particular concern for distributive justice; whenever this is violated, violence always ensues. Society as a whole, and the state in particular, are obliged to defend and promote the common good.

CHAPTER V - LINES OF APPROACH AND ACTION

4. Politics and economy in dialogue for human fulfilment

189. Politics must not be subject to the economy, nor should the economy be subject to the dictates of an efficiency-driven paradigm of technocracy. Today, in view of the common good, there is urgent need for politics and economics to enter into a frank dialogue in the service of life, especially human life. Saving banks at any cost, making the public pay the price, foregoing a firm commitment to reviewing and reforming the entire system, only reaffirms the absolute power of a financial system, a power which has no future and will only give rise to new crises after a slow, costly and only apparent recovery. The financial crisis of 2007-08 provided an opportunity to develop a new economy, more attentive to ethical principles, and new ways of regulating speculative financial practices and virtual wealth. But the response to the crisis did not include rethinking the outdated criteria which continue to rule the world. (...)

190.(...) Once more, we need to reject a magical conception of the market, which would suggest that problems can be solved simply by an increase in the profits of companies or individuals. Is it realistic to hope that those who are obsessed with maximizing profits will stop to reflect on the environmental damage which they will leave behind for future generations? Where profits alone count, there can be no thinking about the rhythms of nature, its phases of decay and regeneration, or the complexity of ecosystems which may be gravely upset by human intervention. (...)

194. For new models of progress to arise, there is a need to change "models of global development"; this will entail a responsible reflection on "the

EXPLANATION OF VOTE

meaning of the economy and its goals with an eye to correcting its malfunctions and misapplications". It is not enough to balance, in the medium term, the protection of nature with financial gain, or the preservation of the environment with progress. Halfway measures simply delay the inevitable disaster. Put simply, it is a matter of redefining our notion of progress. A technological and economic development which does not leave in its wake a better world and an integrally higher quality of life cannot be considered progress.

196. What happens with politics? Let us keep in mind the principle of subsidiarity, which grants freedom to develop the capabilities present at every level of society, while also demanding a greater sense of responsibility for the common good from those who wield greater power. Today, it is the case that some economic sectors exercise more power than states themselves. But economics without politics cannot be justified, since this would make it impossible to favour other ways of handling the various aspects of the present crisis. The mindset which leaves no room for sincere concern for the environment is the same mindset which lacks concern for the inclusion of the most vulnerable members of society. For "the current model, with its emphasis on success and self-reliance, does not appear to favour an investment in efforts to help the slow, the weak or the less talented to find opportunities in life".

ENCYCLICAL LETTER
LUMEN FIDEI
OF THE SUPREME PONTIFF
FRANCIS
ON FAITH

Consolation and strength amid suffering

In union with faith and charity, hope propels us towards a sure future, set against a different horizon with regard to the illusory enticements of the idols of this world yet granting new momentum and strength to our daily lives. Let us refuse to be robbed of hope, or to allow our hope to be dimmed by facile answers and solutions which block our progress, "fragmenting" time and changing it into space. Time is always much greater than space. Space hardens processes, whereas time propels towards the future and encourages us to go forward in hope.

URBI ET ORBI MESSAGE
OF HIS HOLINESS POPE FRANCIS
EASTER 2020

This is not a time for indifference, because the whole world is suffering and needs to be united in facing the pandemic. May the risen Jesus grant hope to all the poor, to those living on the peripheries, to refugees and the homeless. May these, the most vulnerable of our brothers and sisters living in the cities and peripheries of every part of the world, not be abandoned.

Associação dos Empregados da Eletrobrás

EXPLANATION OF VOTE

Let us ensure that they do not lack basic necessities (all the more difficult to find now that many businesses are closed) such as medicine and especially the possibility of adequate health care. In light of the present circumstances, may international sanctions be relaxed, since these make it difficult for countries on which they have been imposed to provide adequate support to their citizens, and may all nations be put in a position to meet the greatest needs of the moment through the reduction, if not the forgiveness, of the debt burdening the balance sheets of the poorest nations.

This is not a time for division. May Christ our peace enlighten all who have responsibility in conflicts, that they may have the courage to support the appeal for an immediate global ceasefire in all corners of the world. This is not a time for continuing to manufacture and deal in arms, spending vast amounts of money that ought to be used to care for others and save lives. Rather, may this be a time for finally ending the long war that has caused such great bloodshed in beloved Syria, the conflict in Yemen and the hostilities in Iraq and in Lebanon. May this be the time when Israelis and Palestinians resume dialogue in order to find a stable and lasting solution that will allow both to live in peace. May the sufferings of the people who live in the eastern regions of Ukraine come to an end. May the terrorist attacks carried out against so many innocent people in different African countries come to an end.

(...) Indifference, self-centredness, division and forgetfulness are not words we want to hear at this time. We want to ban these words for ever!

We request that a copy of these MINUTES be sent to the Securities and Exchange Commission, Ministry of Mines and Energy, Federal Accounting Court, Presidency of the Senate, Presidency of the Chamber of Deputies, among other control institutions.

Finally, this is the view statement of AEEL in this AGE. We ask that the vote be attached to the Minutes and read in the Meeting.

Rio de Janeiro, July 29, 2020.

Shareholder's Name: **ELETROBRAS' EMPLOYEES ASSOCIATION - AEEL**
CNPJ No. 28.015.840/0001-47
E-mail : aeel@aeel.org.br

Associação dos Empregados da Eletrobrás

EXPLANATION OF VOTE

C.C.: CVM, MME, TCU, Presidency of the Senate and Presidency of the Federal Chamber.

CHAPTER I

Name, Organization, Headquarters and Corporate Object

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras is a government-owned publicly-held Company incorporated in accordance with the provisions under Law No. 3890-A, dated April 25, 1961, and organized pursuant to these Articles of Incorporation and by Law No. 13,303, dated June 30, 2016, and No. 6,404, dated December 15, 1976, by ordinances and other applicable laws.

Article 2 - The Company, its shareholders, managers, and members of the advisory committees and the Fiscal Council shall be subject to the provisions of BM&FBOVESPA's Corporate Governance Level 1 Listing Regulation ("Level 1 Regulation").

Article 3 - Eletrobras' registered address is in the Federal Capital and its main office in the city of Rio de Janeiro, State of Rio de Janeiro, and shall, for an indefinite period, conduct its business directly or by way of subsidiaries or companies with which it may be associated. Furthermore, to accomplish its corporate purpose, it may open offices and branches in Brazil or abroad.

Paragraph 1 - Eletrobras, directly or by means of its subsidiaries may associate with other parties, either monies funds or not, thus establishing business consortia or holding interest in companies, with or without majority stock, in Brazil or abroad, directly or indirectly targeted at the production, transmission, trading or distribution of electricity.

Paragraph 2 - The validity of any and all instruments executed directly by Eletrobras or by way of its subsidiaries, intended to carry out the provisions under paragraph one of this Article, shall be conditioned to the prior authorization of at least two thirds of the Board of Directors.

Paragraph 3 - For the purposes of any association provided for in paragraph one, Eletrobras shall be responsible for the fundraising necessary to accomplish its corporate purpose, as well as that of its subsidiaries, and may delegate such task, pursuant to the internal regulations established by Eletrobras to govern the approval levels within Eletrobras companies.

Paragraph 4- Subsidiaries shall abide by the administrative, financial, technical, and accounting rules established by Eletrobras.

Paragraph 5-- Eletrobras' representatives in the management of companies in which it participates, either subsidiaries or not, shall be chosen by the Eletrobras' Board of Directors, according to the criteria under the law, these Articles of Incorporation, and the internal regulations established by Eletrobras, provided that Eletrobras' or the subsidiary's employees shall be preferably appointed for such role.

Paragraph 6 - The appointments of Eletrobras' subsidiaries for positions in their respective executive boards and for the positions of managers and fiscal directors in their investees, associations, and foundations, shall be forwarded to Eletrobras for

appraisal of the legal investiture requirements, and for prior approval, accordingly, pursuant to the authority level defined in Eletrobras' internal regulations.

Paragraph 7 - The appointments for positions of Chief Executive Officer of direct subsidiaries of Eletrobras shall be rendered by the Eletrobras' Board of Directors, without prejudice to the legal duty of the subsidiaries' Boards of Directors to decide on the election of the respective appointees.

Article 4 - The corporate object of Eletrobras is:

I - to perform assessments, projects, construction and operation of electricity plants, lines of transmission and distribution, as well as to execute corporate acts arising from such activities, such as the trading of electricity;

II - to cooperate with the Ministry of Mines and Energy to which it is connected in order to plan Brazil's energy policy;

III - to further and support research in the energy industry, pertaining to the generation, transmission, and distribution of electricity, as well as assessments of utilization of reservoirs for multiple purposes; and

IV - to participate, as set forth under the law, in programs which encourage alternative sources of energy production, rational use of energy, and the implementation of smart energy networks.

CHAPTER II

Obligations and Responsibilities Arising from Legal and Voluntary Environments

Article 5 - Eletrobras' activities may be guided by the Federal Government whenever in line with its corporate purpose, in order to contribute to the public interest that justified its creation.

Paragraph 1 - In the exercise of the prerogative referred to in the heading, the Federal Government may only lead Eletrobras to undertake obligations or responsibilities, including to invest in projects and to undertake responsibility for specific operating costs/results, under conditions which differ from those of any private Company that conducts business in the same market, if:

I - is provided by law or regulation, as well as established in a contract, agreement, or understanding executed with the government agency with authority to establish it, observing the wide publicity of these instruments; and

II - have its costs and revenues broken down and disclosed in a transparent manner, including their accounting statements.

Paragraph 2 For the purposes of complying with item II of § 1, Eletrobras management must:

a) evidence the obligations or responsibilities assumed in specific explanatory notes to the year-end financial statements; and

b) describe them in a specific topic in the management report.

Paragraph 3 - When guided by the Federal Government under the terms of Paragraph 1 above, Eletrobras will only assume obligations or responsibilities that conform to the provisions of items I and II of the same paragraph, and, in this case, the Federal Government will compensate, for each fiscal year, Eletrobras for the difference between market conditions and the operating result or economic return of the assumed obligation, provided that the compensation is not occurring by other means.

Paragraph 4 The exercise of the prerogative referred to in the caput will be the object of the Annual Letter, subscribed by the members of the Board of Directors, provided for in art. 13, item I, of Decree No. 8,945, of December 27, 2016.

Article 6 - The obligations and responsibilities to be undertaken by Eletrobras to fulfill the public interest underlying its creation are described in the applicable laws, especially Laws 3890-A/1961, 10438/2002, and 9991/2000.

Article 7 - Eletrobras shall take all appropriate measures so that its managers, agents, employees, and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees, and any other persons acting on their behalf, conduct operations in compliance with the provisions of the Eletrobras Companies' Code of Ethical Conduct and Integrity, the United States Foreign Corrupt Practices Act of 1977, 15 USC §78-dd-1, et seq., as amended, and its subsequent amendments, hereinafter referred to as FCPA, as well as Brazilian anti-corruption laws.

Sole paragraph - Eletrobras shall conduct its business, investments, and interactions with stakeholders in accordance with the following ideals and guidelines:

I – sustainable development based on the best social, environmental, and corporate governance practices in its operations and business opportunities, considering its impacts on the environment, society, and governance system;

II - compliance with the Eletrobras Companies' Compliance Program;

III – ensure compliance of its corporate governance system, including its subsidiaries, with the principles of transparency, equity, accountability, and corporate responsibility;

IV – conduct in full compliance with the Eletrobras Companies' Code of Ethical Conduct and Integrity, FCPA, Law No. 12846/2013, and any other anti-bribery and anti-corruption laws, as well as any other laws, rules, or regulations of similar purpose and effect applicable to the Company, refraining from practicing any conduct prohibited by said regulations; and

V – compliance with the ideals and rules provided in the voluntary self-regulation instruments handed down by Eletrobras' Board of Directors.

CHAPTER III

Capital Stock, Shares, and Shareholders

Article 8 - The capital is BRL 39,057,271,546.52 (Thirty-Nine Billion, Fifty-Seven Million, Two Hundred Seventy-One Thousand, Five Hundred Forty-Six Brazilian Reais and Fifty-Two Cents), divided into 1,288,842,596 (One Billion, Two Hundred Eighty-Eight Million, Eight Hundred Forty-Two Thousand and Five Hundred Ninety-Six) common shares, 146,920 (One Hundred Forty-Six Thousand, Nine Hundred and Twenty) class "A" preferred shares, and 279,941,394 (Two Hundred Seventy-Nine Million, Nine Hundred

Forty-One Thousand, Three Hundred and Ninety-Four) class "B" preferred shares, all without par value.

Article 9 - Eletrobras' shares shall be:

I - common, registered voting shares; and

II - preferred, registered shares without right to vote in Shareholders' Meetings.

Paragraph 1 - Both types of shares may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution hired for such purpose.

Paragraph 2 - Whenever the share ownership is transferred, the depositary financial institution may charge from the selling shareholder the transfer fee, subject to the maximum limits, set by CVM (the Brazilian Securities and Exchange Commission).

Article 10 - Preferred shares may not be converted into common shares, and shall have preemptive right in capital reimbursements and dividend distributions.

Paragraph 1 - Class "A" preferred shares, which refer to those subscribed until June 23, 1969, as well as those resulting from related bonus, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of eight percent per annum on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.

Paragraph 2 - Class "B" preferred shares, which refer to those subscribed until June 23, 1969, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of six percent per annum on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.

Paragraph 3 - The preferred shares shall also partake, under equal conditions, with the common shares in the distribution of dividends, after which the lower band of the minimum dividends provided in Paragraphs 1 and 2 above shall be guaranteed, subject to the provisions of Paragraph 4.

Paragraph 4 - Preferred shares shall be entitled to receiving dividends, which shall be apportioned per share, at least ten percent higher than the dividend paid to each common share.

Article 11—- Eletrobras' capital increases shall be carried out by public or private subscription and absorption of reserves, thus capitalizing funds as provided by law.

Paragraph 1 - In capital increases, preemptive right shall be warranted to all Eletrobras' shareholders, proportional to their stock. The Federal Government shall subscribe, in common shares, a sufficient quantity to guarantee a minimum of fifty percent plus one share of the voting capital.

Paragraph 2 - Eletrobras may increase capital by subscribing or converting securities or credits into shares, up to a limit of two thirds of preferred shares relating to the total shares issued.

Article 12– The payment of the shares shall comply with the rules and conditions established by the Board of Directors.

Sole Paragraph - The shareholder that does not make its payment in accordance with the rules and conditions referred to in this Article shall be put in default following legal requirements, in addition to inflation adjustment, interest of twelve percent per annum, and a penalty of ten percent on the amount of the overdue installment.

Article 13 - Eletrobras may issue government backed non-convertible bonds and debentures.

Article 14 - Eletrobras, by decision of the Board of Directors, may purchase its own shares to cancel or hold them in treasury for subsequent sale, limited to the amount of the balance of profits and reserves, excluding the legal reserve, subject to applicable legal and regulatory provisions.

Article 15 - The redemption of shares of one or more classes may be undertaken upon resolution of a Special Shareholders' Meeting, regardless of approval by the Special Shareholders' Meeting of impacted the types and classes of shares.

CHAPTER IV

Shareholders' Meeting

Article 16 - The Shareholders' Meeting shall be held within the first four months following the end of the fiscal year, at a date and time previously set, to:

I - review the managers' accounts, and examine, discuss and vote on financial statements;

II - decide the allocation of the net profit for the year and the distribution of dividends; and

III - elect and remove the members of the Board of Directors and the Fiscal Council, and set the compensation of the managers, Fiscal Council members, members of the Audit and Risk Committee and of the external members of the other Committees under the Articles of Incorporation, in compliance with the applicable laws.

Sole Paragraph - The Board of Directors, by means of its Chairman, shall make non-binding recommendations to Eletrobras' shareholders, of a non-binding nature, for the election appointment of new members for this collective body, considering their advisable professional profile and background, based on the results of their performance appraisal, referral policy guidelines, and succession career plan.

Article 17- In addition to the issues provided for in Law No. 6,404/1976, and in other statutes and regulations, the Shareholders' Meeting shall meet, in in-person or remote or partially remote meetings, pursuant to applicable laws, in particular to deliberate on the following issue:

I - disposal, in whole or in part, of capital stock shares of Eletrobras or its subsidiaries;

II - change of the capital stock;

III - waiver of subscription rights in shares or convertible debentures of subsidiaries;

IV - issuance of debentures convertible into shares or their sale, held by the treasury;

V - sale of convertible debentures issued by subsidiaries;

VI - issuance of any other bonds or securities, in Brazil or abroad;

VII - spin-off, merger or corporate consolidation of the Company;

VIII - exchange of shares or other securities issued by the Company;

IX - redemption of shares of one or more classes, regardless of approval at a Special Shareholders' Meeting of impacted types and classes; and

Paragraph 1 - The Shareholders' Meeting may only deliberate on the agenda issues stated in the respective meeting summon. General business deliberations are not permitted.

Paragraph 2 - The resolutions of the Shareholders' Meeting shall be taken by majority vote, except for those that require a special quorum, with the vote of each shareholder being proportional to its stake in the Company's capital.

Paragraph 3 - The resolutions of the Shareholders' Meeting shall be recorded in the minutes book, and may be taken in summary form.

Paragraph 4 - The voting justifications may be recorded, if so willed by the shareholder or its representative.

Paragraph 5 - Abstentions shall be included in the minutes and in the document of the meeting disclosure.

Paragraph 6 - The board that shall direct the Shareholders' Meeting shall be chaired by the Chairperson of the Board of Directors, or by a deputy appointed by the said body, who shall also appoint the secretary.

Article 18 - The meeting summon shall set out conditions for the attendance of shareholders in the Shareholders' Meeting in compliance with the requirements established by law for such purpose.

Article 19 - The shareholder may be represented by an attorney-in-fact at the Shareholders' Meetings, pursuant to Article 126, Paragraph 1 of Law 6,404/1976.

Paragraph 1 - The documents proving the identity of shareholders and their representatives should be delivered at Eletrobras' offices, according to the call notice.

Paragraph 2 - The shareholders who attend the meeting shall comply with the requirements in the call notice.

Paragraph 3º- The signature certification of the power of attorney granted by shareholders not residing in Brazil and by holders of Brazilian Depositary Receipts (BDR) is waived, and the power of attorney shall be filed at the principal place of business of Eletrobras seventy-two hours in advance of the day scheduled for the Shareholders' Meeting.

Paragraph 4 - The representation of the Federal Government at Eletrobras' Shareholders' Meetings shall comply with specific federal laws.

Paragraph 5 - Eletrobras shall facilitate participation and remote voting according to the Instruction of the CVM.

CHAPTER V

Management

Article 20 - The Management of Eletrobras, under the terms of these Articles of Incorporation and applicable laws, is under the responsibility of the Board of Directors and the Executive Board.

Article 21 - Only Brazilian natural persons may take up positions in the Management of Eletrobras, Executive Board members shall reside in Brazil, and the management guarantee provided for in the applicable laws may be required for any managerial position.

Paragraph 1 - The minutes of a Shareholders' Meeting or Board of Directors' Meeting that respectively elects directors and officers for the Company shall state the qualification of each of the members elected and their term of office, and when the law requires certain requirements for investiture in a management position at Eletrobras, only the person that produces evidence of such requirements shall be elected and take office, with a certified copy being filed at the Company's principal place of business.

Paragraph 2 - The requirements shall be proven by documents, using for such purpose any information stated in the standard form approved by the Secretariat of Coordination and Governance of State-Owned Companies.

Article 22- The appointment to a management position at Eletrobras shall comply with the requirements set out in applicable laws, as well as those provided for in internal regulations established by Eletrobras.

Paragraph 1 - Whenever the internal regulations established by Eletrobras furthers the requirements provided in the applicable laws for Eletrobras' Directors, such requirements shall be submitted to the Shareholders' Meeting for deliberation of the shareholders.

Paragraph 2 - In addition to the requirements to the appointments referred to in the heading of this article, the person appointed for the position of officer, including the Chairperson, shall have:

I - professional experience of at least 5 (five) years in position or function directly connected to the core attributes of the Board.

Article 23 - The director is not allowed to deliberate on issues that conflict with their interests or concerning third parties under their influence, pursuant to Article 156 of Law No. 6,404/1976.

Paragraph 1 - The director or committee member who has a conflict of interest with the subject under discussion shall previously state their conflict of interest, withdrawing from the meeting and refraining from discussing the subject, and such abstention shall be recorded in the minutes.

Paragraph 2 - Any director or committee member may report the conflict of a peer, if their is aware of it, and the collective body shall deliberate on the conflict in accordance with its rules and applicable laws.

Article 24- Directors, officers and members of committees under the Articles of Incorporation shall be invested in their positions upon signing a specific oath of office within 30 days at the latest after the election or appointment date, which shall be provided by the Company, establishing their compliance with the Eletrobras Companies' Code of Ethical Conduct and Integrity, as well as other internal rules issued by the Company.

Paragraph 1 - If the term is not signed in the thirty days following the appointment, it will become ineffective, unless justified by the administration agency for which the appointee was elected.

Paragraph 2 - Under penalty of nullity, the oath of office shall provide for at least one domicile address in which the director or external member of committee under the Articles of Incorporation shall receive service of process and subpoenas in administrative and judicial procedures pertaining to acts of their management and/or assignment, which shall be considered fulfilled by delivery to the address indicated, provided that such address may only be changed by means of written communication to Eletrobras.

Paragraph 3 - The investiture of the members of the Board of Directors and Executive Board is conditioned to the prior signature of the Managers' Statement of Consent, pursuant to the provisions of the Level 1 Regulation, as well as provided for with applicable legal requirements.

Article 25 - Before exercising their duties, each member of the management bodies shall submit to the Company, that will ensure legal secrecy, an authorization to access DIRPF (Annual Individual Income Tax Adjustment Statements), and any amendments, which will be submitted to RFB (the Brazilian Federal Revenue Service), using the form provided by the Federal Accounting Court.

Sole Paragraph - The officers shall also annually, as the case may be, submit a DCI (Confidential Information Statement) to CEP/PR (the Public Ethics Committee of the Presidency of the Republic), pursuant to Law No. 6,728/1979 and Article 9, Item I of Law No. 12,813/2013.

Article 26 - The term of office of the members of the Board of Directors and Executive Board shall be extended until the investiture of the new members takes place.

Paragraph 1 - The terms set forth in the heading of Articles 32 and 43 shall include the previous terms of office taken place less than 2 (two) prior.

Paragraph 2 - Once the maximum terms of office set forth in the heading of Articles 32 and 43 have been reached, the reappointment of the member of the Board of Directors or Board or Executive Officers may only take place after one term of office has elapsed.

Paragraph 3 - For the purposes of the heading of Article 43, the reappointment of an officer to serve on another board of Eletrobras is not taken into consideration.

Article 27- Appointed directors are expected to participate in the investiture and in specific annual training on sessions the activities of their respective governance bodies and on subjects pertaining to Eletrobras' business and activities, including the mandatory subjects set forth in relevant laws.

Sole Paragraph - The manager who fails to participate in any annual training provided by the Company in the last two years may not be reappointed.

Article 28 - The Board of Directors and the Executive Board shall deliberate with a quorum of a majority members and its resolutions shall be taken, respectively, by the majority attending directors or officers, except for the events of qualified quorum established in these Articles of Incorporation and applicable laws.

Paragraph 1 - Minutes shall be drawn up for each meeting, which shall be clearly written and shall record the decisions taken, which may be drawn up in summary form, in addition to the attendees, dissenting votes and abstentions from voting, and signed by all members who attend physically, remotely or electronically.

Paragraph 2 - The Board of Directors shall ordinarily meet once a month, and the Executive Board shall meet at least four times a month, pursuant to the respective Internal Regulations.

Paragraph 3- Generally the meetings of the Board of Directors and Executive Board shall be held in-person, and virtual or teleconference meetings shall be permitted on an extraordinary basis.

Paragraph 4- The meetings' agendas and material to support the decision-making process of the Executive Board and Board of Directors shall be distributed at least 3 and 7 calendar days in advance, respectively, except in cases duly justified by the Chairperson of the Collective Board.

Paragraph 5 - It is incumbent upon the respective Presidents, or the majority of the members of each body of the Eletrobras administration, to summon the meetings of the Board of Directors and the Executive Board on an extraordinary basis.

Paragraph 6 - In the deliberations of the Board of Directors and resolutions of the Executive Board, the respective Chairmen shall have, in addition to a personal vote, the right to the tiebreaker vote.

Paragraph 7 - The meetings of Eletrobras' management bodies and their advisory committees may take place in physical, remote, hybrid or exclusively digital/electronic forms, with due recording of the attendance of any member who participates in the meeting in any of the ways set forth in the Articles of Incorporation of the respective collective bodies.

Paragraph 8 - In the event of a non-unanimous decision, the justification for the dissenting vote shall be recorded at the will of the dissenting member, provided that the dissenting officer or director shall be exempted from responsibility in the minutes of the meeting or, if this is not possible, shall give immediate written notice to the Board of Directors and Executive Board.

Article 29 - The members of the Board of Directors and of the Executive Board shall be liable under the terms of applicable laws, individually and severally, for the acts carried out and losses arising out of the Company.

Paragraph 1 - Eletrobras shall assure the members and former members of the Executive Board, the Board of Directors and the Audit Committee of their defense in judicial and

administrative proceedings against them for the practice of acts in the exercise of their position or function, as long as there is no incompatibility with Company interests.

Paragraph 2 - The benefit provided for in the first paragraph of this article applies:

I - to holders and former holders of appointed positions;

II - to other employees and former employees regularly vested with competence by delegation of the directors; and

Paragraph 3 - The form of benefit referred to shall be defined by the Board of Directors after hearing Eletrobras' legal department.

Paragraph 4 - Eletrobras may maintain in the form and extent defined by the Board of Directors, complying with the provision of paragraph 1 as appropriate, a permanent insurance contract in favor of the persons mentioned to protect them from liability for acts or facts that may be the object of judicial or administrative claim.

Paragraph 5 - Should any of said persons be found guilty, with a final and unappealable court order, based on a violation of the law or the Company's Articles of Incorporation or owing to a negligent or intentional act, they shall reimburse Eletrobras for all costs and expenses resulting from the defense mentioned in Paragraphs 1 and 2, in addition to any harm to the Company's image.

Paragraph 6 - Current and former Directors and Fiscal Directors shall be entitled to have knowledge of information and documents included in the Company's files or database, which are essential for administrative or judicial defense in actions filed by third parties, relating to acts carried out during their terms of office.

Paragraph 7 - In the event of the previous paragraph, former managers and former directors shall only have access to information and documents classified by the Company as confidential after execution of a non-disclosure agreement provided by the Company.

Article 30 - Eletrobras managers who create compensation advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the Company based on the heading of article 29 of these Articles of Incorporation.

Article 31 - Eletrobras' employees and managers shall abide by the maximum limit of 2 (two) paid participations in Boards of Directors of Eletrobras' subsidiaries, as well as other directly or indirectly invested companies, whether state-owned or private.

Paragraph 1 - The candidate appointed to be part of Eletrobras' Board of Directors is expected to report to the Company any other activities and positions, boards and committees in which they participate, especially the positions of board chairperson, so that the Shareholders' Meeting is able to evaluate their availability of time to exercise the position of director at Eletrobras.

Paragraph 2 - The combination of positions in boards cannot jeopardize the regular exercise of the fiduciary duties of director in the companies in which they are appointed as an Executive Board or Board of Directors member.

Paragraph 3 - The director is expected to have flawless reputation, and any person who has or may have any form of conflict of interest with the federal government or with the

Company itself cannot be appointed.

CHAPTER VI

Board of Directors

Article 32 - The Board of Directors shall consist of 11 (eleven) members elected by Shareholders' Meeting, with a unified management term of 02 (two) years. A maximum of 03 (Three) reappointments shall be permitted. The Board of Directors shall therefore be comprised as follows:

I - seven directors appointed by the State Minister of Mines and Energy, two of which shall meet the conditions set forth in Article 22 of Law No. 13303/2016 and Article 36 of Decree No. 8945/2016;

II - a director appointed by the State Minister of Economy, in accordance with the applicable laws;

III - one director elected by a separate vote at the Shareholders' Meeting of minority holders of common shares issued by Eletrobras. The candidate shall meet the requirements set forth in Law No. 13,303/2016;

IV - one director elected by a separate vote at the Shareholders' Meeting, excluding the controlling shareholder, by the holders of preferred shares issued by Eletrobras, representing at least ten percent of the capital stock, excluding the shares held by the controlling shareholder and entities under its control for the purposes of this calculation. The candidate shall meet the requirements set forth in Law No. 13303/2016; and

V – one director elected as an employee representative, chosen by the direct vote of their peers among the active employees and by an election organized by the Company together with the trade union entities that represent them, pursuant to applicable laws.

Paragraph 1 - Only the preferred shareholders that prove the uninterrupted ownership of their shares during a period of at least three months immediately prior to the Shareholders' Meeting may exercise the right set forth in Item IV above.

Paragraph 2– The Board of Directors shall be comprised of at least 30% (thirty per cent) of independent members, respecting the stricter criterion of independence, in cases of discrepancy between the rules of Law 13,303, of June 30, 2016, and the Regulations of the Outstanding Program on Governance of State-Controlled Companies of Brasil, Bolsa, Balcão S.A. (B3).

Paragraph 3 - The People, Eligibility, Succession and Compensation Committee shall review the qualification of those appointed to be independent directors by reviewing the self-declaration forms submitted and other documents.

Paragraph 4– The Ministry of Mines and Energy shall appoint the independent members of the Board of Directors referred to in Paragraph 2 of this Article, in case the other shareholders fail to do so.

Paragraph 5 - The Board of Directors shall elect its Chairperson and deputy at the first meeting after the election of its members, and the Chairperson shall be one of the members appointed by the State Minister of Mines and Energy - MME.

Article 33 - The Board of Directors is the Company's strategic and collegiate decision-making body, which is expected to perform its duties considering the Company's long-term interests, the impacts arising from its activities on the society at large and the environment, as well as the fiduciary duties of its members, in compliance with the provisions of Law No. 13,303/2016.

Paragraph 1 - It is incumbent on the Board of Directors to set core management guidelines by initiative of its members, or to propose them for appraisal and deliberation by the Executive Board, as well as high-level control of Eletrobras and its subsidiaries, in order to supervise the fulfillment of the guidelines issued, support the execution of approved programs and review of the results achieved.

Paragraph 2 - The Board of Directors shall meet at least once a year without the attendance of the Chairperson of the Company.

Paragraph 3 - The Board of Directors shall meet at least twice a year with attendance of external auditors.

Article 34 - The monthly compensation of the members of the Board of Directors, set at a Shareholders' Meeting, shall not exceed ten percent of the average monthly compensation of the officers, excluding the amounts owing to vacation premium and benefits. Payment of any sort of compensation not approved by the Shareholders' Meeting, as well as any kind of profit sharing is forbidden.

Sole Paragraph - The members of the Board of Directors shall be reimbursed for their expenses with meals, transportation, and accommodation, whenever they reside outside the city where the meeting is held and, only for transportation and meals, when residing in the city.

Article 35 - In addition to the cases provided for under the law, a position shall be vacated when the member of the Board of Directors fails to attend two consecutive meetings or three interspersed meetings, out of the previous 12 (twelve) meetings without justification.

Article 36 - In the exercise of its duties, the Board of Directors is also responsible, without limitation to the powers set forth in applicable laws, for:

I - authorizing the incorporation and defining the organization of its subsidiaries;

II - deliberating on the acquisition of minority interest in a Company and on the disposal of Eletrobras' shareholding in said companies;

III - recommending corporate restructuring operations in its subsidiaries, without limitation to the legal authority of the shareholders' meetings of the respective companies to approve such operations;

IV - from time to time, assessing the strategic, operational, and financial alignment of the Company's shareholdings to its corporate purpose;

V – deliberating on the association referred to in Paragraph 1 of Article 3 of these Articles of Incorporation;

VI – deliberate on the shareholders' agreements to be signed by Eletrobras or its subsidiaries, prior to its signature, in compliance with applicable laws;

VII - establishing the loans and financing policy, considering that concessions to administrators, members of the Audit Committee, employees and controlling shareholder is forbidden;

VIII - issuing opinions on acts and approving contracts in compliance with the internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, given that such efforts or contracts include, without limitation, the grant of funding to public electricity utilities under their control and loans in Brazil or abroad;

IX – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the provision of guarantees for loans or financing taken in Brazil or abroad, by subsidiaries in which it holds interest;

X – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the arrangement of loans or funding in Brazil or abroad by its subsidiaries;

XI – deliberating on the organization of technical and scientific research entities of the interest to Eletrobras pertaining to the energy industry, as well as approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the granting of funding and provision of guarantee for those entities under its control;

XII - ordering the allocation and reallocation of tasks for Executive Board's members, and approving the related adjustments to Eletrobras' Organization Manual, in compliance with the authorities set forth in these Articles of Incorporation;

XIII - proposing, to the Shareholders' Meeting, capital increase, the issuance of shares, subscription warrants, and debentures of Eletrobras, except those debentures not convertible into shares, which shall be subject to appraisal by the Board of Directors;

XIV - authorizing the acquisition of shares issued by Eletrobras for the purpose of cancellation or to remain in treasury and undergo subsequent sale, as well as resolve on the issuance of non-convertible securities and non-convertible debentures;

XV - deliberate on the trading of shares or debentures, except for the cases in which the Shareholders' Meeting shall deliberate on the issue;

XVI - authored the disposal of items of the permanent assets, and the perfection of security interests, and the provision of guarantees for third-party obligations, to the extent set by applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies;

XVII - deliberating on making and accepting donations with or without charges, subject to the provisions of the Corporate Integrity Program of Eletrobras companies and the Code of Ethical Conduct and Integrity of Eletrobras Companies, also in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;

XVIII - electing and removing members of the Company's Executive Board, including the Chairperson, establishing their duties and formally conferring the responsibility for the Compliance and Risk Management departments to its members.

XIX - examining, at any time, the books and papers of Eletrobras, and request information on contracts executed or about to be executed and on any other acts;

XX -implementing and supervising risk management, internal control, and compliance systems established to prevent and mitigate major risks to which Eletrobras and its subsidiaries are exposed to, including risks pertaining to the integrity of accounting and financial information, and those relating to corruption and fraud;

XXI – reviewing, at least on a quarterly basis, the balance sheet and other financial statements, without limitation to actions taken bythe Audit Committee;

XXII – providing its opinion on the management reports, as well as the accounts of the Executive Board;

XXIII - approving the internal controls reports;

XXIV - electing and dismissing the independent auditors;

XXV – deliberating on the appointment, in compliance with the applicable internal rules on the selection, and on the discharge of holders of positions in the Internal Audit and Ombudsman's Office, after approval by the Board of Directors, and, in both cases, referring said deliberation to approval of the Office of the Federal Comptroller-General;

XXVI - deliberating on the tasks and operations of the departments connected to it;

XXVII - deciding on proposals of corrective measures or improvement of procedures and routines as a result of the review of the Ombudsman's Office's opinion;

XXVIII - approving and maintaining an updated non-binding succession plan which concerns the members of the Board of Directors and Executive Board, provided that the preparation of such plan is coordinated by its Chairperson;

XXIX - setting the core guidelines for the administrative organization of Eletrobras;

XXX - appointing and approving appointments of managers for subsidiaries, invested companies, associations, and foundations, pursuant to Article 3, Paragraphs 5, 6 and 7 of these Articles of Incorporation;

XXXI – preparing, amending, and approving its Bylaws and those of its advisory committees in compliance with the rules on composition and responsibilities set forth in these Articles of Incorporation and in applicable regulations;

XXXII - deliberation on the declaration of interim dividends and on the payment of interest on its own capital, by initiative of the Executive Board, pursuant to Art. 47, Item XIII of these Articles of Incorporation;

XXXIII – granting leave of absence to the Company's CEO, including paid leave;

XXXIV - establishing the amount of appointed functions of the senior management of Eletrobras and its subsidiaries, pursuant to item II, of art. 63 of these Articles of Incorporation, as well as approving the Eletrobras Companies' personnel regulation, collective bargaining agreements, employee's profit sharing program, staff and compensation plan, appointment plan, employee benefits, and employee dismissal program;

XXXV – approving the maximum number of personnel civil service exams of Eletrobras and its subsidiaries;

XXXVI - approving the Strategic Plan and the Business and Management Steering Plan, as well as the amendments thereto;

XXXVII – approving the annual budget of Eletrobras and of its subsidiaries, which shall be prepared in accordance with the Strategic Plan and the Business and Management Steering Plan, and the Business and Management Plan of each Company;

XXXVIII –approving the Business Performance Goals Contracts – CMDE, by means of which the subsidiaries of the Eletrobras System agree to meet the strategic guidelines provided for therein in order to fulfill the goals and results established by the parent Company, as well as the policy of consequences applied to Eletrobras and its subsidiaries, and thus following its actual compliance;

XXXIX - approving policies and guidelines on transactions and execution of electricity sales agreements of Eletrobras and its subsidiaries, as well as their positioning in lawsuits relating to the Electricity market, subject to the provisions under Item VIII of this Article;

XL – approving the investment projects of Eletrobras and its subsidiaries, to the extent set by the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;

XLI – approving the transactions policy, in accordance with the requirements of competitiveness, compliance, transparency, fairness and equity, which shall be reviewed at least annually;

XLII - conducting individual and collective appraisals of administrators and members of Committees under the terms of the current laws;

XLIII – deliberating on the creation, operation and termination of commissions and committees for advisory of the Board of Directors, in order to deepen strategic assessments and ensuring that the decision made by the Collective Board is technically well-founded, as well as electing and removing their members, in compliance with applicable laws;

XLIV – approving the internal regulations to govern the appointments for positions in governance bodies of Eletrobras companies, which shall provide for the minimum requirements for appointing members of the Board of Directors, Fiscal Board, and Executive Board, in the companies in which Eletrobras and its subsidiaries hold stock, as well as those of foundations, associations, and pension funds;

XLV - establishing Eletrobras' information disclosure policy;

XLVI - approving and supervising the fulfillment of goals and specific results to be accomplished by members of the Executive Board;

XLVII - annually reviewing the fulfillment of goals and results pertaining to the execution of the Business and Management Steering and Strategic Plan on a long-term scope, under penalty of holding the members liable for negligence, provided that it shall publish the conclusions of such review and report them to the National Congress and the Federal Audit Court, pursuant to applicable laws;

XLVIII - discussing, approving, and monitoring decisions that concern corporate governance practices, relationship with stakeholders, people management policy, and code of conduct of agents within Eletrobras, as well as the respective guidelines for its subsidiaries;

XLIX – approving the internal regulations to govern the approving authority levels within Eletrobras companies, in addition to establishing the subjects and values for its decision-making authority level, and that of the Executive Board;

L – providing opinions on issues to be referred for deliberation of the shareholders, provided that the inclusion of the item "general subjects" in the meeting summon shall not be permitted;

LI - approving the applicable internal regulations established by Eletrobras to govern the Compliance and Risk Management, dividend and equity interest policies, as well as other general policies of the Company;

LII – approving and issuing the Annual Letter explaining commitments to achieve public policy goals, pursuant to Law No. 13,303, dated June 30, 2016;

LIII - approving the public bid regulation;

LIV - approving the sponsorship of the healthcare and supplemental pension benefit plans, and the adhesion to a closed private pension fund, as well as monitoring compliance with the Eletrobras allocation threshold in the payment of such benefits;

LV - proposing the compensation of managers and members of other Company bodies established under these Articles of Incorporation to the Shareholders' Meeting, as well as transferring and monitoring the compensation referred to in this item, including profit and income sharing, within the thresholds approved by the Shareholders' Meeting;

LVI - approving PAINT – Annual Internal Audit Activity Plan, and the RAINT – Annual Internal Audit Activity Report, without the attendance of the Company's CEO;

LVII - establishing a spokesperson policy aiming at eliminating the risk of conflicting information from several departments and from Company executives;

LVIII - requesting periodic internal audits on the activities of the private supplementary pension fund that manages the Company's benefit plan, as well as stating opining on the report submitted by the Executive Board resulting from the internal audit;

LIX - evaluating the officers and members of the Company's committees under these Articles of Incorporation, pursuant to Item III of Article 13 of Law No. 13,303 dated June 30, 2016, with the methodological and procedural support of the People, Eligibility, Succession and Compensation Committee;

LX – assessing, every 4 (four) years, the strategic, operational, and financial arrangement of the Company's shareholdings with its corporate purpose, and, based on such assessment, recommend its maintenance, the total or partial transfer of its activities to another public administration structure, or divestment of the shares;

LXI – pinpointing the existence of assets which are not used by the Company's, and assessing the need to maintain them;

LXII - approving waivers, settlements, or arbitration commitments not specified in this Article, in compliance with the rules that govern the Company's authority;

LXIII - summoning the General Shareholders' Meeting, in the cases provided for in Law No. 6,404/1976, or whenever deemed convenient; and

LXIV - deciding on the cases not covered by these Articles of Incorporation.

Paragraph 1 - The number of senior management functions at Eletrobras and the maximum number of personnel approved by the Board of Directors pursuant to items XXXIV and XXXV of this article shall be submitted, in accordance with the law, to the approval of the Secretariat of Coordination and Governance of State-Owned Companies - SEST.

Paragraph 2 - The disclosure obligation referred to in Item XLVII does not include information of strategic nature, the disclosure is clearly harmful to the interests of the Company.

Paragraph 3 - The minutes of the Board of Directors' meetings that contain a resolution intended to take effect before third parties will be filed with the Board of Trade and published.

Paragraph 4 - Without prejudice to the assignments established under the internal regulation, the Chairperson of the Board of Directors shall:

I – summon and preside over the board's meetings in compliance with these Articles of Incorporation and the internal regulation;

II – Liaise with the supervising ministry, and other representatives of the controlling shareholder, in order to clarify general business goals, as well as issues relating to the public interest to be pursued by the Company, in compliance with the provisions of Article 89 of Law No. 13,303/2016;

III – Establish channels and processes for liaison between shareholders and the Board of Directors, especially with regard to issues of governance, compensation, succession, and establishment of the Board of Directors, subject to the provisions of Article 89 of Law No. 13,303/2016;

IV – coordinate works relating to the non-binding succession plan of the members of the Board of Directors and Executive Board, with the assistance of the People, Eligibility, Succession and Compensation Committee; and

V – propose appointments for the advisory committees, including external members, to the Board of Directors.

Article 37 - The Board of Directors shall, in each fiscal year, submit the management report and financial statements for the approval of the Annual General Meeting, as well as the proposed distribution of dividends and surplus values, attaching its opinion and the opinion of the Audit Committee, pursuant to item XIII of art. 48, and the independent auditors' certificate.

Article 38 - Should there be vacancy of the Chair of the Board of Directors', their deputy, elected under the terms of Article 32, Paragraph 5 of these Articles of Incorporation,

shall include in the agenda of the Board subsequent election, a proposal for a new Chairperson and deputy.

Article 39 - In case of vacancy of the position of director, the deputy will be appointed by the remaining directors and will serve until the first General Meeting, in the form of art. 150 of Law 6,404/1976.

Paragraph 1 - For the Board of Directors to appoint members to the Board, under the terms of the heading, the People, Eligibility, Succession and Compensation Committee must verify the same eligibility requirements for the election to the General Shareholders' Meeting.

Paragraph 2 - The board member elected to replace the vacant position will complete the term of management of the deputy.

Paragraph 3 - Should there be vacancy of most positions, a Shareholders' Meeting shall be called to carry out new elections.

Paragraph 4 - The role of Board Member is reserved for the elected member and does not allow a temporary or alternate deputy, including the employees' representative. In case of any absences or impediments of any Board member, the collegiate body shall deliberate with the remaining members.

Article 40 - The Board of Directors shall rely on the support of the Audit and Risk Committee, Strategy, Governance, and Sustainability Committee and the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - The rules of operation of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, pursuant to Law 13,303/2016 and other applicable laws.

Paragraph 2 - Without limitation to legal powers, Eletrobras' Board of Directors may establish additional duties to the Audit and Risk Committee, and extend its scope and performance to Eletrobras subsidiaries.

Paragraph 3 - The Audit and Risk Committee, a permanent body, shall comprise at least 3 members and no more than 5 members, including external members, whose terms of office do not coincide and are independent from the term of office of the Board of Directors, and shall abide by the conditions imposed under domestic or foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act, and the rules issued by SEC (Securities and Exchange Commission) and NYSE (New York Stock Exchange).

Paragraph 4 - The compensation of the members of the Audit and Risks Committee shall be fixed by the Shareholders' Meeting and shall not be less than the compensation of the members of the audit committee.

Paragraph 5 - The Board of Directors' members, hold a seat in the Company's Audit and Risk Committee should adhere to the compensation of members of said committee.

Paragraph 6 - The term of office of the Audit and Risk Committee members shall be 2 (two) years, which shall not coincide with other members; a single reelection is permitted.

Paragraph 7 -Should there be vacancy in the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 8 - The position of member of the Audit and Risk Committee is reserved for the elected member and does not admit a temporary deputy. In the case of absences or impediments of any committee member, the collegiate body shall deliberate with in meetings with the remaining members, abiding by the minimum quorum of two members per meeting.

Paragraph 9 - At least one member of the Audit and Risk Committee shall participate in the Board of Directors' meetings that deal with the interim financial statements, the hiring of independent auditor, and PAINT – the Annual Internal Audit Activity Plan.

Paragraph 10 - The Audit and Risks Committee is governed, with respect to other matters and including its meetings and powers, by the provisions of Law No. 13303/2016 and its regulatory decree.

Paragraph 11 - Whenever there is a need to evaluate operations with the Federal Government, its departments, foundations or federal state-owned companies, provided that they are outside the Company's normal business area, and that are within the approving authority level of the Board of Directors, the Audit and Risk Committee shall provide prior advice, issuing its opinion regarding the intended transaction.

Paragraph 12 - The People, Eligibility, Succession and Compensation Committee is responsible for advising the shareholders and the Board of Directors in the appointment, assessment, succession, and compensation processes for managers, fiscal directors, members of the Audit and Risk Committee, external members of the Strategy, Governance and Sustainability Committee, in addition to other duties assigned to it by the Board of Directors and established in its internal regulation.

Paragraph 13 - Without limitation to the provisions in the previous paragraph and the other powers provided for in Decree No. 8945/2016, the People, Eligibility, Succession and Compensation Committee is responsible for:

I – stating its view in order to help the Board of Directors' members in appointing the officers and members of the Audit and Risk Committee;

II – assisting the Board of Directors in preparing and overseeing the succession plan for directors; and

III - assisting the Board of Directors in the review of proposals relating to personnel policy and in their supervision.

Paragraph 14 - The committee's opinions shall be forwarded to the Board of Directors, which shall include, in the management's proposal for the Shareholders' Meeting that holds the election of members of the Board of Directors and Fiscal Board on the agenda, its opinion on the eligibility of the persons appointed to legal and regulatory requirements and preclusions, as well as those established under the Article of Incorporation, in the light of self-declaration and documents submitted by such person, and the committee's statement.

Paragraph 15 - The same procedure described in the previous paragraph shall be followed in the election of officers and members of the Audit and Risks Committee, and the view statement of the Board of Directors shall be included in the minutes of the meeting that holds the election of the members of these bodies on the agenda.

Paragraph 16 - The duties of the People, Eligibility, Succession and Compensation Committee may cover companies in which Eletrobras directly and indirectly holds interest, to the extent decided by the Eletrobras Board of Directors and provided for in its internal regulation.

Paragraph 17 - The People, Eligibility, Succession and Compensation Committee shall consist of 3 to 5 members who participate in the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders' Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404/1976, holding a term of office of 2 (two) years.

Paragraph 18 - The minutes of the meetings of the People, Eligibility, Succession and Compensation Committee that deal with the analysis of the eligibility of managers and/or fiscal directors shall be published on the Company's website, provided that such disclosure shall also be in the form of a statement, when other issues of a different nature and of a strategic nature for the Company are also addressed.

Paragraph 19- The restriction referred to in the previous paragraph shall not be imposed upon the control bodies, which shall have full and unrestricted access to the content of the minutes of the People, Eligibility and Succession Committee, pursuant to the transfer of confidentiality and the provisions under Law No. 13709/2018 with respect to the handling of personal data.

Paragraph 20- The Strategy, Governance and Sustainability Committee is responsible for advising the Board of Directors in the fulfillment of its responsibilities for guiding and leading the Company, including analyses and recommendations on the definition of strategic guidelines, sustainability practices, and corporate governance practices, in addition to other tasks assigned to it by the Board of Directors, and set forth in internal regulation.

Paragraph 21 - The Strategy, Governance and Sustainability Committee shall consist of 3 to 5 members who are a part of the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders' Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404/1976, holding a term of office of 2 (two) years.

Article 41 - In addition to the committees referred to in the previous Article, the Board of Directors may create other committees to support their decision-making under the terms of Item XLIII of Article 36.

Sole Paragraph - The operation rules of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, without limitation to applicable laws.

Article 42 - Without limitation to other legal attributes, the Internal Audit shall be responsible for:

I – carrying out the auditing activities of an accounting, financial, budgetary, administrative, asset, and operating nature of the Company;

II - proposing preventive and corrective measures for deviations uncovered; and

III - reviewing compliance and implementation by the Company of the recommendations or determinations of CGU - Office of the Federal Comptroller General, TCU - Federal Audit Court and of the Fiscal Council.

CHAPTER VII

Executive Board

Article 43 - The Executive Board shall consist of the Chairperson and up to 6 (six) officers, respecting the minimum number of 3 (three) members, all elected by the Board of Directors, with a unified management term of 2 (two) years, with a maximum of 3 (three) consecutive reinstatements being allowed.

Paragraph 1 - The Chairperson of Eletrobras shall be chosen from among the members of the Board of Directors, and the same person shall not simultaneously hold the positions of President of the Company and Chairperson of the Board of Directors.

Paragraph 2 - The Board of Directors has the possibility of carrying out hiring processes, including by means of an independent external consulting firm specializing in the hiring of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee, in order to assist it in the election of members for the Executive Board and external members for the committees.

Paragraph 3 - In addition to the provisions contained in these Article of Incorporation, the management of the members of the Executive Board is governed by the provisions contained in Laws 6,404/76 and 13,303/2016, as well as by Decree 8,945/2016.

Article 44 - The Executive Board shall be responsible for the general management of Eletrobras, abiding by the guidelines set by the Board of Directors.

Paragraph 1 - The President and the executive officers may not exercise management, administration or consulting functions in privately-held companies, concessionaires of public electric energy services or in private companies connected in any way to the electrical sector, except in subsidiaries, special purpose vehicles and concessionaire companies under State control, in which Eletrobras has an equity interest, where they may hold positions in the Board of Directors and Fiscal Council, pursuant to the provisions of Law No. 9,292 dated July 12, 1996, regarding the receipt of compensation.

Paragraph 2 - A condition for investiture in management positions is the undertaking of commitment with specific goals and results to be achieved, which shall be approved by the Board of Directors.

Paragraph 3 - The provisions in Articles 23 and 28 of these Articles of Incorporation apply to meetings held by the Executive Board.

Article 45 - The members of the Executive Board may not leave the position for more than thirty calendar days, except in the case of vacations or leave of absence, as well as in the cases authorized by the Board of Directors, under penalty of loss of the position.

Paragraph 1 - The grant of leave of absence or license, including remunerated, of up to 30 (thirty) days to the officers shall be the responsibility of the Executive Board, except for the responsibility of its Chairperson and the provisions under Item XXXIII of Article 36 of these Articles of Incorporation.

Paragraph 2 - In the event of a temporary impediment, or leave, including remunerated, of any of the members of the Executive Board, the Company's CEO shall appoint a substitute among the other collective body members, except for the Chairperson, the deputy of which shall be appointed among the remaining officers by the Board of Directors.

Paragraph 3 - Upon definitive vacancy of a position on the Board of Executive Officers, the same criterion as described in Paragraph 2 shall be used for the replacement of the director retiring from the Company until the meeting of the Board of Directors that will deliberate on the permanent replacement and investiture of the new officer, thus filling the vacant position, for the remaining term to the substituted.

Paragraph 4 - The Executive Board's members shall be entitled to 30 (thirty) days of paid leave within one year, which can be accumulated up to a maximum of 2 (two) years, and provided that its conversion into cash and indemnities is not permitted.

Article 46 - The election of the Officer who oversees corporate integrity and risk management, shall be preceded by a selection process carried out by an external consulting firm specializing in the selection of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - The integrity area may report directly to the Board of Directors in situations of suspected involvement of the President of the Company in irregularities or when he/she fails to take the necessary measures in relation to an irregularity involving him/her.

Paragraph 2 - In the situations mentioned in the previous paragraph, the matter will be discussed without the attendance of the President of the Company.

Article 47- Members of the Executive Board are prohibited from carrying out activities that create a conflict of interest, subject to the form and term established in relevant laws.

Paragraph 1 - After their term of office, the former member of the Executive Board who is in impediment may receive compensation of an indemnity equivalent only to the fixed monthly compensation for the position he/she held, subject to paragraphs 2 and 3 of this article.

Paragraph 2 - The impediment will depend on previous opinion of the Commission of Public Ethics of the Presidency of the Republic.

Paragraph 3 - The former member of the Executive Board who returns to the position he held in the public or private administration prior to his investiture shall not be entitled to compensation of an indemnity, prior to the end of the period of incapacity, provided that he does not characterize a conflict of interest.

Article 48- In the exercise of its duties, the Executive Board shall particularly:

I – prepare, properly instruct, and submit to the Board of Directors the matters that depend on the decision of the Board of Directors, including the core guidelines of Eletrobras' administrative organization, previously opining on whether there is conflict of interest, except for matters that concern appointments for positions of Executive Directors of Eletrobras itself, which shall be submitted to the Board of Directors directly by the Company's CEO;

II - submit, until the last ordinary meeting of the Board of Directors of the previous year, the business and management master plan for the following financial year, as well as the updated long-term strategy with risk analysis and opportunities for at least the next 5 (five) years;

III - manage Eletrobras and take the appropriate measures to ensure the due execution of the guidelines and resolutions of the Board of Directors and, except for the hypotheses of mandatory submission to the Board of Directors, state its view on acts and approve contracts in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, including among such efforts or contracts, without limitation, financings to electricity utilities under its control, and the taking out of loans in Brazil or abroad;

IV - set administrative, technical, financial, and accounting standards for Eletrobras;

V – prepare Eletrobras' budgets in accordance with the strategic plan and the multiyear business and investment plan, and supervise its execution;

VI - approve, in compliance with Article 36, Item XIII, the changes in the organizational structure of the boards of Eletrobras and its subsidiaries, including, in the case of Eletrobras, the creation, termination, and operation of committee and commissions that are connected to it;

VII - submit to the approval of the Board of Directors proposals of plans that provide for the hiring, career, access, benefits, and conduct of Eletrobras employees;

VIII - approve the names indicated by the directors to fill the positions directly subordinated to them;

IX - opine on the cases of admission, recommendation, punishment, transfer and dismissal of employees directly subordinated to the directors;

X - delegate powers to directors to decide, on their own, with respect to matters under the assignment of the Board of Executive Officers;

XI - delegate powers to directors and employees to authorize expenses, establishing limits and conditions;

XII – authorize, pursuant to laws in force, Eletrobras employees to travel abroad, when such travel is related to technical activities or professional development essential to Eletrobras' institutional mission;

XIII - prepare, in each financial year, the Management Report, the financial statements, the distribution of dividends and the payment of interest on shareholders' equity and allocation of surplus values, to be submitted to the Board of Directors and Audit and Risk Committee for review, and to the examination and deliberation of the General Meeting;

XIV - prepare plans for issuance of convertible bonds and debentures, to be approved by the Board of Directors, which will deliberate or submit to the General Meeting, as the case may be;

XV - control the activities of subsidiaries;

XVI - approve an Eletrobras' representative for the Meetings of the companies in which it holds equity, and in associations in which it participates as member, issuing instructions for their performance;

XVII - approve the trading of rights connected to the results of research, development, and innovation of its subsidiaries to the energy industry;

XVIII - establish voting guidelines for all Eletrobras subsidiaries in the Meetings of CCEE – Electric Energy Trading Chamber;

XIX – deliberate on the acquisition, sale or lien of movable and immovable property, in accordance with the guidelines defined in the internal regulations set forth by Eletrobras to govern the approving authority levels within Eletrobras Companies in force;

XX – prepare, amend and approve its Internal Regulations;

XXI - supervise and monitor corporate entities, including Special Purpose Vehicles - SPVs, in which it holds equity, with regard to governance practices, results presented, and control, proportionally to the relevance, materiality, and risks of the business;

XXII – approve Eletrobras' authority scope for fiscal directors of subsidiaries, invested companies, associations, and foundations, in addition to the appointments of subsidiaries for management and fiscal bodies of their invested Company, associations, and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras;

XXIII - analyze the results of its businesses and monitor the sustainability of its business activities, strategic risks, and respective mitigation measures, preparing management reports with management indicators;

XXIV - make qualified personnel and an appropriate structure to act as secretary and provide the necessary technical and operational support available to other governance bodies;

XXV - propose the incorporation of subsidiaries, and the acquisition of minority shareholdings to fulfill the Company's corporate purpose, subject to the applicable legal provisions;

XXVI - deliberate on matters submitted by any Officer;

XXVII – approve the Company's quarterly financial information; and

XXVIII - fulfill and enforce these Articles of Incorporation, the resolutions of the Shareholders' Meeting, and of the Board of Directors, as well as evaluate the recommendations of the Fiscal Board.

CHAPTER VIII

Assignments of Chairperson

Article 49- Without limitations of other assignments of the Executive Board, the Company's Chief Executive Officer shall be responsible for:

I - arranging the preparation, management, and monitoring of the Strategic Planning and the Business and Management Master Plan of Eletrobras, as well as supervising the preparation of the Eletrobras companies' Business and Management Plans, and monitoring their execution;

II - promoting energy efficiency concerning Federal Government Programs and the Eletrobras companies, in Brazil and abroad;

III - representing Eletrobras, in legal proceedings or otherwise, or before other companies and the public in general, given that he/she may delegate such assignments to any officer, as well as appointing representatives, attorneys-in-fact, agents or proxies, always establishing in a private instrument the extent of the powers delegated;

IV – issuing acts pertaining to the hiring, designation, promotion, transfer, and dismissal of employees, given that he/she may delegate such assignments;

V - rendering the appointments approved by the Executive Board;

VI developing internal regulations to govern the relationship between the Holding and Eletrobras companies with the Company and coordinating press activities, internal communication, events, advertisement, sponsorship, and ceremonies;

VII - along with another director, execute transactions with the financial resources of Eletrobras and to sign acts and contracts, provided that this power may be delegated to the other officers and attorneys-in-fact or employees of Eletrobras, upon approval of the Executive Board;

VIII – ratifying, pursuant to the applicable laws, the act of Eletrobras companies that deliberates for the removal from the country of employees, except as provided for in Article 48, XII of these Articles of Incorporation;

IX – appointing an electoral commission with the purpose of organizing the election of the employees' representative on the Board of Directors, also being responsible for announcing the winning candidate and communicating the result to the controlling shareholder, for the adoption of the necessary measures for the appointment of the employees' representative on the Board of Directors to be taken;

X - coordinating the activities of the Executive Board's members;

XI - ratifying the bidding processes, according to the assignments as established in Eletrobras' internal regulations, provided that he/she may delegate such assignments;

XII - keeping the Board of Directors and the Fiscal Council informed of the Company's activities; and

XIII – exercising other assignments established by the Board of Directors.

Article 50- Without limitation to other activities assigned to them by the Board of Directors, the Officers have the following assignments:

I – to manage the activities in its area of operation, in compliance with the Strategic Planning, the Business and Management Steering Plan of the Holding, and the Business and Management Plans of the Eletrobras companies;

II – to participate in the meetings of the Executive Board, contributing to the definition of the policies to be followed by the Company and reporting the issues of his/her respective practice area; and

III – to fulfill and enforce the general business guidelines of the Company established by the Board of Directors in the management of his/her practice area.

CHAPTER IX

Fiscal Council

Article 51- The Fiscal Council, which is permanent, shall be comprised of 5 (five) members and their respective alternates, elected by the General Shareholders' Meeting, all Brazilians residing and domiciled in the country, shareholders or non-shareholders, for 2 (two) year terms, for up to 2 (two) consecutive reappointments. The Fiscal Council shall be comprised as follows:

I – 1 (one) member and his/her alternate appointed by the Ministry of Economy, as representative of the National Treasury, who shall be a public servant with permanent connection with the federal government;

II – 2 (two) members and their respective alternates elected by the controlling shareholder;

II – 1 (one) member and his respective alternate elected by the minority shareholders; and

II – 1 (one) member and his respective alternate elected by the holders of preferred shares.

Paragraph 1 - The members and their respective alternates of the Fiscal Council appointed under the terms of Items III and IV of this Article shall be elected by separate vote.

Paragraph 2 - Within the period provided for in the heading of this article, the preceding periods less than 2 (two) years prior shall be considered.

Paragraph 3 - Once the maximum term provided for in the heading of this Article has been reached, the return of the member of the Fiscal Council can only occur after a period equivalent to one term of office.

Article 52- The investiture in the position of Fiscal Council of Eletrobras shall abide by applicable legal requirements, especially the provisions under Article 26 of Law No. 13,303/2016, and to Article 41 of Decree 8,945/2016, as well as those provided for in the internal regulations established by the Company to govern appointments for positions in governance bodies of Eletrobras companies, and should always be preceded by an opinion issued by the People, Eligibility, Succession and Remuneration Committee.

Paragraph 1 - Whenever an internal regulation established by Eletrobras is intended to impose additional requirements to those set forth in the applicable laws to Fiscal Council

members of Eletrobras, such requirements shall be forwarded to the Shareholders' Meeting for deliberation by the shareholders.

Paragraph 2 - The members of the Fiscal Council shall be invested in their offices regardless of a term of investiture, as from the date of the respective election.

Paragraph 3 - The fiscal council member shall, before taking up office, submit authorization to the Company for access to DIRPF - the Annual Individual Income Tax Adjustment Statements, and any amendments submitted to RFB - the Brazilian Federal Revenue Service, according to the form provided by the Federal Accounting Court.

Paragraph 4 - The monthly compensation due to the members of the Fiscal Council shall not exceed ten percent of the average monthly remuneration of the officers, excluding the amounts related to additional vacation and benefits. Payment of profit sharing and payment of compensation exceeding the amount paid to directors is forbidden.

Paragraph 5 - The elected fiscal council members shall participate in the investiture and in annual specific training on corporate legislation and capital markets, disclosure of information, internal control, code of conduct, Law 12,846/2013 and other themes related to Eletrobras' activities.

Paragraph 6 - The fiscal council member who fails to participate in any annual training provided by the Company in the last two years will not be reinstated.

Paragraph 7 - The members of the Fiscal Council shall exercise their functions, which may not be delegated, in the sole interest of the Company, and it is considered abusive of to cause damage to the Company, its shareholders or administrators, or to obtain an advantage for themselves or to others to which they are not entitled and that results, or may result, in damages to the Company, its shareholders or administrators.

Paragraph 8 - The hiring of insurance set forth in paragraphs 1 and 4 of Article 29 of these Articles of Incorporation applies to the members of the Fiscal Council.

Paragraph 9 - The limitations set forth in the heading and of the Article 31 and its Paragraphs 1 and 2 of these Articles of Incorporation shall be applicable to the Fiscal Council.

Article 53- At the first meeting after the election, the Fiscal Council members shall sign the term of adhesion to the Code of Ethics Conduct and Integrity of Eletrobras Companies and the current internal regulations defined by the Company, as well as elect its Chairperson, who shall be responsible for forwarding for assessment of the Company, the view statements and recommendations of the body, recorded in the minutes and Opinions of the Fiscal Council.

Paragraph 1 - In the event of vacancy, resignation, impediment, or unjustified absence in two consecutive or three non-consecutive meetings, in the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective alternate, who shall be entitled to the respective compensation.

Paragraph 2 - The members of the Fiscal Council shall be reimbursed for its expenditure with transportation, meals and accommodation, whenever they live outside the city in which the meeting is held, and, if they reside in the city, only for transportation and meals expenses.

Article 54 - In the exercise of its duties, the Fiscal Council is responsible, without limitation to the powers set forth in the applicable laws, for:

I - supervising, for any of its members, the acts of the managers and checking compliance with their legal and statutory duties;

II - providing their opinion on the annual report of the administration, stating in its opinion the additional information deemed necessary or useful for the deliberation of the Shareholders' Meeting;

III - providing opinion on proposals of the management bodies to be submitted to the General Meeting regarding the modification of the share capital, issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, consolidation, merger or spin-off;

IV - denouncing, which is valid for any of its members, to the management bodies and, if they do not take the necessary measures for the protection of the interests of Eletrobras, to the Shareholders' Meeting, any errors, fraud or crimes they discover, and suggest useful measures;

V - calling the Annual General Meeting, if the management bodies delay the call for more than one month, and the Extraordinary General Meeting, whenever there are serious or urgent reasons, including on the agenda of the Meetings such matters as they deem necessary;

VI - reviewing, at least on a quarterly basis, the balance sheet and other financial statements, periodically prepared by Eletrobras;

VII - reviewing the financial statements of the accounting year, and commenting on them;

VIII – carrying out the assignments provided for in Items I to VII, in the case of liquidation of Eletrobras;

IX – reviewing RAINT – Annual Internal Audit Activity Report, and PAINT – the Annual Internal Audit Plan;

X – at least once a year, conducting a performance appraisal of its members and of members of the Fiscal Council, as a collective body, under the terms of the applicable laws;

XI – preparing, amending, and approving its Bylaws;

XII - monitoring equity, financial and budgetary executions, with powers to examine books, any other documents and request additional information;

XIII - overseeing compliance with Eletrobras' participation limit in the funding of health care and complementary pension benefits; and

XIV - providing, whenever requested, information on matters within its responsibility to the shareholder, or group of shareholders, who represent at least 1% (one percent) of the Company's capital stock.

Paragraph 1 -The management bodies shall have, by means of a written communication, to make copies of the minutes of their meetings available to the members in office of

the Fiscal Council within ten days and, within fifteen days of their receipt, copies of the balance sheets and financial statements, prepared from time to time, and budget execution reports.

Paragraph 2 - The members of the Fiscal Council shall attend the meetings of the Board of Directors or of the Executive Board, in which they deliberate on the matters which they should comment on (Items II, III and VII of this Article).

Article 55- The Fiscal Council shall meet ordinarily once a month and, extraordinarily, whenever summoned by the Chairperson of the Board of Directors, by the President of the Collective Board.

Sole Paragraph - The meetings held by the Fiscal Council shall abide by the provisions under Article 28 of this Articles of Incorporation, in compliance with the minimum quorum of three directors for the meeting and approval of issues of its competence.

CHAPTER X

Accounting Year and Financial Statements

Article 56- The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, and shall comply with respect to the financial statements, with the provisions of Law 3,890-A/1961, to Federal laws on electric energy, to the laws on public companies and to these Articles of Incorporation.

Paragraph 1 - In each fiscal year, a dividend distribution at least twenty-five percent of the net income, adjusted according to applicable laws, shall be mandatory, subject to the Dividend Distribution Policy.

Paragraph 2 - The amounts of dividends and interest paid or credited as compensation on shareholders' equity, due to shareholders, will be subject to financial charges, from the end of the fiscal year up to the day of effective payment or collection, without limitation to the incidence of Interest, when such payment is not made on the date set by the General Meeting.

Paragraph 3 - The amount of interest, paid or credited, as interest on capital, pursuant to art. 9, Paragraph 7 of Law No. 9,249, dated December 26, 1995, and of the pertinent laws and regulations, may be imputed to the holders of common shares and the minimum annual dividend of the preferred shares, integrating such amount to the amount of the dividends distributed by Eletrobras for all legal purposes.

Article 57- The Shareholders' Meeting shall allocate, in addition to the legal reserve, calculated on the net profit for the year:

I - one percent as a reserve for studies and projects, intended to cover studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two per cent of the paid-in capital stock; and

II - fifty percent, as an investment reserve, intended to be invested in the investments of public electricity utility concessionaires, whose accumulated balance may not exceed seventy-five percent of the paid-in capital stock.

Article 58- The Annual General Meeting shall allocate annually the amount corresponding to up to one per cent calculated on the net profits of the fiscal year, observing the limit of one per cent of the paid-in capital stock, to cover the provision of social assistance to its employees, in accordance with plans approved by the Board of Executive Officers.

Article 59- Eletrobras shall allocate on a yearly basis, from its own budget, at least five percent of the paid-in capital as of the closing of the immediately preceding financial year, stated in the budget, for use in technological development programs.

Article 60- The claim contained in a lawsuit that has as its subject to claim the payment of dividends reaches it statue of limitations within three years, which, unclaimed opportunely, will revert to the benefit of Eletrobras.

CHAPTER XI

Employees

Article 61- The positions of holders of organizational units connected to the Board of Directors shall be reserved preferably by employees of the permanent staff of Eletrobras or its companies.

Article 62- The employees of Eletrobras, its subsidiaries and affiliated companies shall abide by the provisions of Labor Laws, Law No. 3.890-A/1961, and of these Articles of Incorporation, accordingly.

Article 63- The Eletrobras staff shall be composed of:

I - personnel hired to positions of permanent staff, upon prior approval in a civil service exam, consisting of tests, or of tests and credentials;

II - persons in senior management positions, the amount of which shall be determined by the Board of Directors, in accordance with the provisions of item XXXIV of art. 36 of these Articles of Incorporation; and

III - personnel hired for a fixed term contract, abiding by the applicable laws.

Paragraph 1 - The senior management's trust functions and the powers and responsibilities of their respective holders shall be defined in the Eletrobras job and salary plan.

Paragraph 2 - Requirements for the filling of other positions, exercise of assignments, and respective salaries shall also be set in the Staff and Compensation Plan.

Paragraph 3- The assignments referred to in Paragraph 1 may, exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists outside the Company's permanent staff.

Paragraph 4 - Occupants of appointed positions who carry out management acts aiming to create salary advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the Company, without limitation to the penalties set forth in the Code of Ethics and Conduct of Eletrobras Companies.

Article 64- After the end of each financial year of Eletrobras, and once accumulated losses are deducted and the provision for income tax and earnings of any nature is made, employees will be entitled to participate in profits, subject to the rules contained in the employment contracts, agreements and collective bargaining established by it, and the specific guidelines established by the Department of Coordination and Governance of State-Controlled Companies.

Article 65- Eletrobras shall provide healthcare and offer supplementary pension plans to its employees, under the terms and conditions approved by the Board of Directors

CHAPTER XII

General

Article 66- Eletrobras, by means of its management and under the terms and limits established under the law, is required to provide information to the State Minister of Mines and Energy, to the Federal Government's control bodies, as well as to the Federal Accounting Court and to the National Congress, in the latter case by means of the State Minister of Mines and Energy.

Sole paragraph. The Chief Executive Officer, when summoned, is obliged to appear personally before any of the committees of one or another House of Congress, to give information on a previously determined matter, under penalty of loss of office, in the absence of attendance without justification.

Article 67- Once all legal requirements have been met, the Executive Board shall arrange the publication of the following in Eletrobras' website:

I - the bidding notices for public procurements;

II - personnel regulations, with the rights and duties of employees, the disciplinary regime and the rules on accountability;

III - personnel report, broken down into three columns, showing the total number of employees and the number of filled positions provided and vacancies, as well as broken down by career or category, on June 30 and December 31 of each year; and

IV - the wages, benefits, advantages and plans any other payments that make up the compensation of its employees.

Article 68- The Internal Audit, the Ombudsman's Office and the Governance Department shall be directly connected to the Board of Directors.

Article 69- The organizational units connected to Eletrobras' Board of Directors and Executive Boards may operate in a unified manner in all subsidiaries, under the terms and to the extent that they may be approved by the Eletrobras' Board of Directors.

Sole Paragraph - The performance assessment methodology relating to the representatives of Eletrobras companies in investees may take into account the degree of compliance with requests for information made by the Eletrobras' Ombudsman's Office and Internal Audit.